As Filed With The Securities And Exchange Commission On December 8, 2000

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           MARINE PRODUCTS CORPORATION
             (Exact name of registrant as specified in its charter)

                       ----------------------------------


                Delaware                                    58-2572419
            (State or Other                              I.R.S. Employer
     Jurisdiction of Incorporation)                    Identification No.)


    2170 Piedmont Road, NE, Atlanta, Georgia                   30324
    (Address of Principal Executive Offices)                 (Zip Code)



                                 (404) 321-2140
              (Registrant's telephone number, including area code)

                       ----------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:


             Title of Each Class             Name of Each Exchange on Which Each
             to be so Registered                  Class is to be Registered
----------------------------------------     -----------------------------------

Common Stock, $.10 Par Value Per Share             American Stock Exchange





Securities to be registered pursuant to 12(g) of the Act: None.

                 CROSS REFERENCE SHEET FOR INFORMATION INCLUDED
                IN INFORMATION STATEMENT ATTACHED TO THIS FORM 10
                  AS ANNEX A AND INCORPORATED BY REFERENCE INTO
                      THE REGISTRATION STATEMENT ON FORM 10


Item 1. Business

     The information required by this item is incorporated herein by reference to the "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of the Information Statement dated ___________, 2000 and attached to this Form 10 as Annex A.

Item 2. Financial Information

     The information required by this item is incorporated herein by reference to the "Summary," "Capitalization," "Selected Financial Data," "Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Information Statement dated _____________, 2000 and attached to this Form 10 as Annex A.

Item 3. Properties

     The information required by this item is incorporated herein by reference to the "Business" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The information required by this item is incorporated herein by reference to the "Management" and "Principal Stockholders" sections of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 5. Directors and Executive Officers

     The information required by this item is incorporated herein by reference to the "Management" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 6. Executive Compensation

     The information required by this item is incorporated herein by reference to the "Management" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 7. Certain Relationships and Related Transactions

     The information required by this item is incorporated herein by reference to the "Summary," "The Spin-off," "Management" and "Certain Relationships and Related Transactions" sections of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 8. Legal Proceedings

     The information required by this item is incorporated herein by reference to the "Business" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The information  required by this item is incorporated  herein by reference to the "Summary", "The Spin-off," "Capitalization," "Dividend Policy," "Management" and "Description of Capital Stock" sections of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 10. Recent Sales of Unregistered Securities

     On August 31, 2000, in connection with the incorporation of Marine Products Corporation ("Marine Products"), Marine Products issued 100 shares of its common stock to RPC, Inc. in return for payment of $____________. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.

     On ____________, 2000, in connection with the spin-off, Marine Products issued ___________ shares of its common stock to RPC, Inc. in return for RPC's contribution to Marine Products of all of the issued and outstanding capital stock of Chaparral Boats, Inc. The exemption from registration was pursuant to
Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.

Item 11. Description of Registrant's Securities To Be Registered

     The information required by this item is incorporated herein by reference to the "Description of Capital Stock" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 12. Indemnification of Directors and Officers

     The information required by this item is incorporated herein by reference to the "Management" section of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 13. Financial Statements and Supplementary Data

     The information required by this item is incorporated herein by reference to the "Summary," "Selected Financial Data," "Pro Forma Combined Financial Statements" and the "Combined Financial Data" sections of the Information Statement dated ________________, 2000 and attached to this Form 10 as Annex A.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     Not applicable.

Item 15. Financial Statements and Exhibits

     (a) Financial Statements.

     The following Combined Financial Statements and supplemental schedules of Marine Products are incorporated herein by reference to the Information Statement dated ____________, 2000 and attached to this Form 10 as Annex A.

     (1)  Report of Independent Public Accountants

     (2)  Combined Statements of Income

     (3)  Combined Balance Sheets

     (4)  Combined Statements of Stockholder's Equity

     (5)  Combined Statements of Cash Flows

     (6)  Notes to Combined Financial Statements

     The following financial statement schedule for the years ended 1999, 1998 and 1997 is included as part of this Registration Statement immediately following the signature page.

     Schedule II - Valuation and Qualifying Accounts

     (b) Exhibits


Exhibit
Number    Description
--------- -----------
3.1       Articles of Incorporation of Marine Products Corporation
3.2       Bylaws of Marine Products Corporation
4.1       Form of Common Stock Certificate of Marine Products Corporation
10.1*     Marine Products Corporation 2000 Employee Stock Incentive Plan
10.2* Form of Agreement Regarding Distribution and Plan of Reorganization, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.3*     Form of Employee Benefits Agreement,  dated ___________,  2000, by and
          between  RPC,  Inc.,   Chaparral  Boats,   Inc.  and  Marine  Products
          Corporation
10.4* Form of Transition Support Services Agreement, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.5* Form of Tax Sharing Agreement, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.6*     Compensation Agreement between James A. Lane, Jr. and Chaparral Boats,
          Inc.
21.1      Subsidiaries of Marine Products Corporation
27.1*     Financial Data Schedule
99.1 Information Statement dated as of December ________, 2000 (attached to this Registration Statement as Annex A)

---------------------
*To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     MARINE PRODUCTS CORPORATION

                                     By: /s/  Richard A. Hubbell
                                         ---------------------------------------
                                             Richard A. Hubbell
                                             Chief Executive Officer

Dated: December 7, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Directors and Stockholders of RPC, Inc.:

     We have audited in accordance with auditing standards generally accepted in the United States, the combined financial statements of RPC, Inc.'s Powerboat Manufacturing Segment, to be reorganized as Marine Products Corporation, as of December 31, 1999 and 1998, and for the three years in the period ended December 31, 1999 included in this Form 10 and Marine Products Corporation's Schedule 14C, and have issued our report thereon dated September 8, 2000. Our audits were made for the purpose of forming an opinion on those financial statements taken as a whole. The schedule listed in Item 15 of this Form 10 is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules, and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Atlanta, Georgia
September 8, 2000

                           Marine Products Corporation
                  Schedule II Valuation and Qualifying Accounts
               Accounts Receivable Allowance for Doubtful Accounts


                                          Balance at           Charged to                Net                Balance at
                                         Beginning of          Costs and            (Write-Offs)              End of
            Description                     Period              Expenses             Recoveries               Period
------------------------------------    ---------------     -----------------     ------------------     ------------------
                                                       (In thousands)

Year ended December 31, 1999             $          77      $              -      $             (8)      $              69
                                        ===============     =================     =================      ==================
Year ended December 31, 1998             $          79      $              -      $             (2)      $              77
                                        ===============     =================     =================      ==================
Year ended December 31, 1997             $          80      $              -      $             (1)      $              79
                                        ===============     =================     =================      ==================

                                  EXHIBIT INDEX


Exhibit
Number    Description
--------- -----------
3.1       Articles of Incorporation of Marine Products Corporation
3.2       Bylaws of Marine Products Corporation
4.1       Form of Common Stock Certificate of Marine Products Corporation
10.1*     Marine Products Corporation 2000 Employee Stock Incentive Plan
10.2* Form of Agreement Regarding Distribution and Plan of Reorganization, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.3*     Form of Employee Benefits Agreement,  dated ___________,  2000, by and
          between  RPC,  Inc.,   Chaparral  Boats,   Inc.  and  Marine  Products
          Corporation
10.4* Form of Transition Support Services Agreement, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.5* Form of Tax Sharing Agreement, dated __________, 2000, by and between RPC, Inc. and Marine Products Corporation
10.6*     Compensation Agreement between James A. Lane, Jr. and Chaparral Boats,
          Inc.
21.1      Subsidiaries of Marine Products Corporation
27.1*     Financial Data Schedule
99.1 Information Statement dated as of December ________, 2000 (attached to this Registration Statement as Annex A)

---------------------
*To be filed by amendment.

                                                                     ANNEX A
                                PRELIMINARY COPY
                              INFORMATION STATEMENT

                           MARINE PRODUCTS CORPORATION
                             2170 Piedmont Road, NE
                             Atlanta, Georgia 30324

Dear Fellow Stockholders:

     On December __________, 2000, the board of directors of RPC, Inc. ("RPC") approved plans to spin-off Chaparral Boats, Inc. ("Chaparral"), the recreational powerboat manufacturing business of RPC, to its stockholders. RPC will accomplish the spin-off by contributing 100 percent of the issued and outstanding common stock of Chaparral to Marine Products Corporation ("Marine Products"), a newly formed wholly-owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders. As a holder of RPC common stock, you will receive 0.5 shares of Marine Products common stock for each share of RPC common stock that you own at the close of business on ______________, the record date for the spin-off. We are sending you this information statement to describe the spin-off of Marine Products from RPC. The spin-off is intended to be tax-free to RPC stockholders, except for cash received for any fractional shares. We expect the spin-off to occur on or about __________, 2001. Immediately after the spin-off is completed, RPC will not own any shares of Marine Products common stock, and Marine Products will be an independent public company.

     We believe that the division of RPC's businesses into a powerboat manufacturing company and an oil and gas services company is in the best interests of RPC's current stockholders. The spin-off is intended to facilitate management focus, facilitate acquisitions by RPC and Marine Products as separate companies, and set the stage for future growth.

     A STOCKHOLDER VOTE IS NOT REQUIRED FOR THE SPIN-OFF TO OCCUR. WE ARE NOT ASKING YOU FOR A PROXY, AND WE REQUEST THAT YOU DO NOT SEND US A PROXY. In addition, to receive the shares of Marine Products common stock to which you are entitled, you do not need to pay any cash or other consideration to RPC or to Marine Products. You do not need to surrender any shares of RPC's common stock that you own, and the number of shares of RPC common stock that you currently own will not change as a result of the spin-off.

     Marine Products, as a holding company, will initially exist primarily to hold all of the outstanding stock of Chaparral. Chaparral will continue to operate, up until the spin-off, as a wholly-owned subsidiary of RPC and will be reported as RPC's powerboat manufacturing business segment until the spin-off is effective. Subsequent to the spin-off, RPC will continue to own oil and gas services businesses including Cudd Pressure Control, Patterson Services and Patterson Tubular Services as well as other business operations and assets.

     Currently, there is not a trading market for Marine Products common stock. However, a limited market, commonly known as a "when issued" trading market, for Marine Products common stock may develop on or shortly before the record date for the spin-off, and Marine Products expects "regular way" trading of Marine Products common stock will begin the first trading day after the spin-off. We have applied to list Marine Products common stock on the American Stock Exchange under the ticker symbol "MPX."

                                    Sincerely,

                                    MARINE PRODUCTS CORPORATION


                                    By: /s/  R. Randall Rollins
                                        ----------------------------------------
                                        R. Randall Rollins, Chairman of the
                                        Board of Directors

     As You Review This Information Statement, You Should Carefully Consider The Matters Described In "Risk Factors" Beginning On Page 8. Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities, Or Determined If This Information Statement Is Truthful Or Complete. Any Representation To The Contrary Is A Criminal Offense.

     The date of this information statement is December _____, 2000, and it is being mailed to stockholders on or about _________________, 2001. We encourage you to read this document carefully.

                                TABLE OF CONTENTS


                                                                                       PAGE

SUMMARY.............................................................................      1
    Questions and Answers About the Spin-off and Marine Products....................      1
SUMMARY COMBINED FINANCIAL DATA.....................................................      6
RISK FACTORS........................................................................      8
FORWARD-LOOKING STATEMENTS..........................................................     12
THE SPIN-OFF........................................................................     13
    Background and Reasons for the Spin-off.........................................     13
    Mechanics of the Spin-off.......................................................     13
    Relationship Between RPC and Marine Products After the Spin-off.................     14
    Effect of the Spin-off on RPC Outstanding Options and Restricted Stock Awards...     17
    U.S. Federal Income Tax Consequences of the Spin-off............................     18
    Listing and Trading of Marine Products and RPC Common Stock.....................     21
    Federal Securities Law Consequences.............................................     22
CAPITALIZATION......................................................................     22
DIVIDEND POLICY.....................................................................     23
SELECTED FINANCIAL DATA.............................................................     23
PRO FORMA COMBINED FINANCIAL DATA...................................................     24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS.......................................................     26
    Results of Operations...........................................................     26
    Liquidity and Capital Resources.................................................     28
    Seasonality.....................................................................     28
    New Accounting Pronouncement....................................................     28
    Quantitative and Qualitative Disclosures About Market Risk......................     28
BUSINESS............................................................................     29
MANAGEMENT..........................................................................     37
PRINCIPAL STOCKHOLDERS..............................................................     43
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................................     45
DESCRIPTION OF CAPITAL STOCK........................................................     46
WHERE YOU CAN FIND MORE INFORMATION.................................................     48
INDEX TO COMBINED FINANCIAL STATEMENTS..............................................    F-1

                                     SUMMARY

     This summary highlights selected information from this document but does not contain all details concerning the spin-off or Marine Products, including information that may be important to you. To better understand the spin-off and Marine Products, you should carefully read this entire document. References in this document to "we," "our," "us," or "Marine Products," mean Marine Products Corporation and its sole subsidiary, Chaparral Boats, Inc., after the spin-off and RPC's powerboat manufacturing business segment prior to the spin-off.

Questions and Answers About the Spin-off and Marine Products

Q:   Why Is RPC Separating Its Businesses?

A: RPC's board of directors has determined that the separation of its oil and gas services businesses from its powerboat manufacturing business is in the best interests of its stockholders. RPC's board of directors believes that the oil and gas services and powerboat manufacturing businesses have distinct financial and operating characteristics and that separating the businesses will:

     o enable each company's management team to focus exclusively on improving each company's operations, strategic directions and core business, thereby maximizing stockholder value over the long- term for both RPC and Marine Products;

     o separate management and ownership structures for the companies and provide each company's management with direct stock-based incentives and accountability to their respective public investors;

     o enable investors and analysts to better measure the performance of both RPC and Marine Products against other comparable companies in similar businesses; and

     o enable both RPC and Marine Products to more effectively pursue growth opportunities through acquisitions and provide each company direct access to capital markets and the ability to use its own stock as an acquisition currency to acquire targeted companies. See "The Spin-off -- Background and Reasons for the Spin-off."

Q:   Why Is the Separation of the Two Companies Structured As A Spin-off?

A: RPC's board of directors believes that a tax-free distribution of shares of the powerboat manufacturing business offers RPC and its stockholders the greatest long-term value and is the most tax efficient way to separate the companies.

Q:   What Will the Spin-off Accomplish?

A: The spin-off will separate RPC's powerboat manufacturing business from its other businesses, resulting in two independent companies, each focused on its core business:

     o RPC - provides a broad range of specialized oilfield services and equipment primarily to independent and major oilfield companies engaged in exploration, production and development of oil and gas properties throughout the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and in selected international locations.

     o Marine Products - a leading supplier of powerboats to the recreational boating industry through its wholly-owned subsidiary, Chaparral. Marine Products manufactures three lines of powerboats, including sportboats, deckboats and cruisers that are sold in the U.S. through a nationwide network of independent dealers and in selected international markets. See "Business."

Q:   Who Will Receive Marine Products Common Stock?

A: Holders of RPC common stock as of the close of business on ________, 2000 will receive Marine Products common stock.

Q:   How Many Shares of Marine Products Common Stock Will I Receive?

A: You will receive 0.5 shares of Marine Products common stock for each share of RPC common stock you hold as of the close of business on the record date. We estimate that RPC will distribute approximately 14,132,128 shares of Marine Products common stock, based on 28,264,255 RPC common shares outstanding on September 30, 2000. The shares to be distributed will constitute all of the outstanding shares of Marine Products common stock immediately after the spin-off.

Q:   When Will I Receive Shares of Marine Products Common Stock?

A: On the distribution date, RPC will deliver certificates representing the shares of Marine Products common stock to the distribution agent for distribution. The distribution agent will make the appropriate book-entry or mail certificates representing the shares of Marine Products common stock to holders of RPC common stock as soon as practicable thereafter. See "The Spin-off - Mechanics of the Spin-off."

Q:   Who Is Acting As the Distribution Agent?

A:   SunTrust Bank N.A. of Atlanta, Georgia.

Q:   Should I Send In My RPC Stock Certificates For Exchange?

A: No. Holders of RPC common stock should not send stock certificates to RPC, Marine Products or the distribution agent. See "The Spin-off - Mechanics of the Spin-off."

Q:   What Do Stockholders Need To Do To Participate in the Spin-off?

A: Nothing. To effect the spin-off, RPC will declare and distribute to each of its stockholders a dividend of 0.5 shares of Marine Products common stock for each share of RPC common stock held as of the close of business on ________, 2000.

Q:   Will the Spin-off Change the Number of Shares I Own in RPC?

A: No. The spin-off will not change the number of RPC common shares RPC stockholders own. Immediately after the spin-off, RPC's stockholders will continue to own their respective proportionate interest in RPC's oil and gas services and powerboat manufacturing businesses. However, stockholders will now own their interest in these businesses through their ownership of stock in each of two independent public companies, RPC and Marine Products.

Q:   Are There Risks To Owning Marine Products Common Stock?

A: Yes. Marine Products' business is subject to both general and specific business risks relating to its operations. In addition, Marine Products' separation from RPC presents risks relating to it being an independent public company for the first time as well as risks relating to the nature of the spin-off transaction itself. These risks are described in the "Risk Factors" section beginning on page 8. We encourage you to read that section carefully.

Q:   Will RPC  Retain  Any  Ownership  Interest  In  Marine  Products  After the
     Spin-off?

A: No. RPC will not own any shares of Marine Products common stock after the spin-off and Marine Products will not own any shares of RPC common stock after the spin-off.

Q:   Will My Dividends Change?

A: Yes. RPC has paid cash dividends on its common stock since December, 1997. While both RPC and Marine Products expect to pay dividends to their stockholders, the final determination will be made by the respective companies' boards of directors. See "Dividend Policy."

Q:   Will Marine Products Common Stock Be Publicly Traded?

A: On November 27, 2000, an application for listing the common stock of Marine Products was made to the American Stock Exchange ("AMEX"). We expect that Marine Products common stock will be approved for listing on the AMEX under the ticker symbol "MPX" and that regular trading will begin on or about ___________, 2001. In addition, RPC's common stock will continue to be listed on the NYSE under the symbol "RES." See "The Spin-off -- Listing and Trading of Marine Products and RPC Common Stock."

Q.   Will the Spin-off Affect the Trading Price Of My RPC Common Stock?

A: Probably. After the spin-off, the trading price of RPC common stock will likely be lower than the trading price immediately prior to the spin-off. Moreover, until the market has evaluated the operations of RPC without Marine Products' operations, the trading price of RPC common stock may fluctuate significantly. The combined trading prices of RPC common stock and Marine Products common stock (adjusted for the distribution ratio) after the spin-off may be less than the trading price of RPC common stock prior to the spin-off. See "The Spin-off -- Listing and Trading of Marine Products and RPC Common Stock."

Q:   What Will Happen To My Outstanding Options and Restricted Stock Awards?

A:   If, immediately following the spin-off, an RPC option or award holder is:

     o an RPC employee - his or her outstanding options and performance restricted stock awards that have not been earned and issued into escrow will be adjusted to account for the spin-off, based on the average trading price of RPC's common stock relative to that of the combined daily average trading prices of one share of RPC and one-half share of Marine Products, in each case during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off. Employees with time-lapse restricted stock awards or performance restricted stock awards that have been issued and are being held in escrow on their behalf as of the close of business on the record date will receive 0.5 shares of Marine Products common stock for each share of RPC common stock held in escrow as of the close of business on the record date, pursuant to the spin-off. Any shares of Marine Products common stock received by an RPC employee as a dividend pursuant to the spin-off will also be held in escrow on the same terms as the original award by RPC to such employee.

     o a Marine Products or Chaparral employee - his or her outstanding options and performance restricted stock awards that have not been earned and issued into escrow granted under RPC's 1994 Employee Stock Incentive Plan (the "RPC 1994 Plan") will automatically terminate and such employee will be granted replacement options and/or awards under the Marine Products 2000 Employee Stock Incentive Plan (the "Marine Products 2000 Plan"), equivalent in value to the RPC options and awards that terminated as a result of the spin-off, based on the average trading price of one-half share of Marine Products common stock relative to that of the combined daily average trading price of one share of RPC and one-half share of Marine Products, in each case during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off.

          In addition, time-lapse restricted stock awards and performance restricted stock awards that have been issued and are being held in escrow on behalf of a Marine Products or Chaparral employee as of the close of business on the record date will also automatically terminate; however, prior to such termination, each such employee will be granted replacement awards under the RPC 1994 Plan substantially identical to the original RPC awards except that employment by Marine Products or Chaparral after the spin-off will continue the
          effectiveness  of  the  replacement   grant.   Immediately  after  the
          spin-off, each employee that receives an RPC replacement grant will also receive 0.5 shares of Marine Products common stock for each share subject to the RPC replacement grant as of the close of business on the record date, pursuant to the spin-off. Any shares received by a Marine Products or Chaparral employee as a result of the RPC replacement awards or as a dividend thereon pursuant to the spin-off will also be held in escrow on the same terms as the original award by RPC to such employee.

     o an employee of both RPC and Marine Products - two-thirds of his or her outstanding options and performance restricted stock awards that have not been earned and issued into escrow will remain as RPC options and awards and will be adjusted to account for the spin-off as discussed in the first bullet point above, and the remaining one-third of such options and performance restricted stock awards granted under the RPC 1994 Plan will be surrendered for cancellation and such employee will be granted replacement options and/or awards under the Marine Products 2000 Plan, equivalent in value to the RPC options and awards that are surrendered for cancellation, as discussed in the second bullet point above. Employees with time-lapse restricted stock awards or performance restricted stock awards that have been issued and are being held in escrow on their behalf as of the close of business on the record date will receive 0.5 shares of Marine Products common stock for each such share of RPC common stock held in escrow, pursuant to the spin-off. Any shares of Marine Products common stock received by such employees as a dividend pursuant to the spin-off will also be held in escrow on the same terms as the original award by RPC to such employee.

     See "The Spin-off -- Effect of the Spin-off on RPC Outstanding Options and Restricted Stock Awards" and "Management -- Employee Benefit Plans" below.

Q:   Will RPC And Marine Products Be Related In Any Way After the Spin-off?

A: Although RPC will no longer have any ownership interest in Marine Products after the spin-off, RPC and Marine Products will initially have common board members, including a common chairman of the board of directors, and common executive officers. As of the record date, the executive officers and directors of RPC and members of their family directly or indirectly owned approximately 8,771,277 (or 61.7 percent) of the outstanding shares of RPC common stock and will own the same percentage of outstanding shares of Marine Products immediately following the spin-off. RPC and Marine Products have also entered into various agreements to define their continuing business relationships. See "The Spin-off -- Relationship Between RPC and Marine Products After the Spin-off."

Q:   When Will the Spin-off Become Effective?

A:   The spin-off will be effective as of 5:00 p.m. E.S.T on ____________, 2001.

Q:   What Are the Conditions To the Spin-off Becoming Effective?

A: The completion of the spin-off depends upon meeting a number of conditions, including:

     o There having been no change in circumstances that would negate the effectiveness of the Internal Revenue Service ("IRS") letter ruling as to the tax-free nature of the spin-off;

     o    the receipt of all necessary regulatory approvals;

     o compliance with the rules and regulations of the Securities and Exchange Commission and listing requirements of the NYSE and AMEX; and

     o election of the board of directors for Marine Products and the adoption of Marine Products' bylaws.

Q:   Can RPC Decide Not To Go Through With The Spin-off?

A: Yes. RPC can cancel the spin-off for any reason at any time before it is completed.

Q:   Will RPC or I Be Taxed On The Spin-off?

A: RPC has received a letter ruling from the IRS to the effect that, based on the facts and representations made in connection with obtaining the letter ruling, the spin-off will qualify as tax-free to RPC and its stockholders for federal income tax purposes, except for cash received in lieu of fractional shares. The tax ruling does not address state, local or foreign tax consequences that may apply to RPC stockholders. You should consult your tax advisor as to the particular tax consequences to you of the spin-off. You should also review the discussion of the risks relating to the tax-free qualification of the spin-off that begins on page 8 of this document and the discussion under "U.S. Federal Income Tax Consequences of the Spin-off" that begins on page 18 of this document.

Q:   Where Can RPC Stockholders Get More Information?

A: You may direct questions to RPC's Investor Relations Department, 2170 Piedmont Road, NE, Atlanta, Georgia 30324, telephone number: 404-321-2140; or you may contact the distribution agent for the spin-off, SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia 30302, telephone number: (404) 588-7817.

                         SUMMARY COMBINED FINANCIAL DATA

     The following summary combined financial data of Marine Products highlights selected historical and pro forma financial data and should be read in conjunction with the Combined Financial Statements and the pro forma combined financial data included elsewhere in this document. The pro forma balance sheet data has been derived from the unaudited combined balance sheet as of September 30, 2000 and the audited combined balance sheet as of December 31, 1999. The pro forma statements of income data present the combined results of operations of Marine Products assuming the transaction occurred at the beginning of the applicable period. Except for share and per share information, management believes no pro forma adjustments are required to the historical statement of income data presented below, therefore, the pro forma and historical statement of income data are the same. The capital structure that existed when Marine Products' business operated as part of RPC is not meaningful because it does not reflect Marine Products' expected capital structure after the spin-off. Accordingly, share and per share information have been presented for pro forma purposes only. The historical financial information presents information for Marine Products for the periods in which it operated as the powerboat manufacturing business of RPC. Neither the historical financial information nor the pro forma data presented below is necessarily indicative of the results of operations or financial position that Marine Products would have reported if it had operated as an independent company during the periods presented, nor is it necessarily indicative of Marine Products' future performance as an independent company.

     For management's explanation of the following results of operations and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  Nine Months Ended September 30,                 Years Ended December 31,
                                  ------------------------------------- ----------------------------------------------
                                                    (Unaudited)                                (Audited)
                                  ---------------------------------------------------  -------------------------------
                                      Pro Forma                           Pro Forma
                                         2000         2000        1999       1999        1999     1998           1997
                                         ----         ----        ----       ----        ----     ----           ----
                                                   (Dollars in thousands, except per share amounts)
STATEMENT OF INCOME DATA:
Net Sales                            $ 115,573    $ 115,573   $ 91,592    $ 122,878   $122,878   $103,497    $ 95,029
Cost of Goods Sold                      89,422       89,422     69,289       93,247     93,247     77,776      72,899
                                  ------------------------------------------------------------------------------------
Gross Profit                            26,151       26,151     22,303       29,631     29,631     25,721      22,130

Operating Income                        12,582       12,582     10,910       14,484     14,484     12,143      10,414

Gain on Settlement of Claim (a)          6,817        6,817         --           --         --         --          --

Income before Income Taxes              19,595       19,595     11,077       14,717     14,717     12,383      10,628
                                  ------------------------------------------------------------------------------------

Net Income                            $ 12,149     $ 12,149    $ 6,868      $ 9,118    $ 9,118    $ 7,674     $ 6,561
                                  ====================================================================================

Pro Forma Earnings Per Share (b)      $   0.87           --         --      $  0.65         --         --          --

Pro Forma Average Common
     Shares Outstanding (b)             13,918           --         --       14,089         --         --          --

OTHER DATA:
Adjusted EBITDA (c) (d)               $ 13,874     $ 13,874   $ 12,054     $ 16,029    $16,029    $13,542    $ 11,710
Gross Profit Margin                      22.6%        22.6%      24.4%        24.1%      24.1%      24.9%       23.3%
Operating Income Margin                  10.9%        10.9%      11.9%        11.8%      11.8%      11.7%       11.0%
Net Cash Provided by Operating
    Activities (d)                      12,214       12,214      4,407        9,235      9,235      8,382       7,180
Depreciation and Amortization            1,292        1,292      1,144        1,545      1,545      1,399       1,296
Capital Expenditures                  $  3,859      $ 3,859    $ 1,223      $ 1,810    $ 1,810    $ 2,192      $  679

Number of Boats Sold                     4,689        4,689      3,796        5,093      5,093(e)   4,704(e)   4,757(e)
Employees at End of Period                 733          733        621          683        683(e)     579(e)     501(e)

BALANCE SHEET DATA:
Inventories                           $ 14,196     $ 14,196   $ 14,281     $ 13,703    $13,703    $10,688     $ 9,752
Working Capital                         25,290       13,211     12,935       24,083     12,514     11,272       9,564
Property, Plant and Equipment, net       9,794        9,794      6,356        6,714      6,714      5,768       4,291
Total Assets                            49,756      101,218     85,731       45,061     88,168     77,585      68,452
Total Stockholder's Equity              39,319       90,781     78,687       35,525     78,632     69,514      61,840
---------------------

(a) The gain on settlement of claim represents the settlement proceeds of an antitrust allegation asserted against Brunswick Corporation by the American Boatbuilders Association (ABA), of which Chaparral is a member. Under the terms of the agreement Brunswick agreed to pay the ABA a nonrefundable $35 million payment, plus additional amounts contingent upon the final outcome of a lawsuit brought by the Independent Boatbuilders Association (IBBI) against Brunswick. In March 2000, the U.S. Court of Appeals entered a verdict in favor of Brunswick thereby eliminating the possibility of any additional payments under the ABA settlement. The $6,817,000 represents Marine Products' pre-tax share of the settlement proceeds.

(b) Earnings per share information has been calculated using the pro forma average outstanding common shares for Marine Products. The pro forma average outstanding common shares were derived from RPC's basic common shares outstanding for the periods presented using a distribution ratio of
     0.5 shares of Marine Products common stock for every one share of RPC common stock. Outstanding stock options and other stock awards of Marine Products do not have a material dilutive effect in any of the periods presented. Pro forma earnings per share excluding the effect of the gain on settlement of claim (see footnotes (a) and (d)) would have been $0.57 for the nine months ended September 30, 2000.

(c) Adjusted EBITDA represents income before income taxes, gain on settlement of claim and interest income, plus depreciation and amortization. EBITDA is not presented as a substitute for income from operations, net income or cash flows from operating activities. Marine Products has presented EBITDA data (which is not a measure of financial performance under accounting principles generally accepted in the United States) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt.

(d) Excludes the effect of the gain on settlement of claim ($6,817,000 pretax, $4,227,000 after tax). See footnote (a) for additional information.

(e)  Unaudited data.

                                  RISK FACTORS

     In  addition  to  the  other  information   included  in  this  information
statement, you should be aware of the following risk factors in connection with the spin-off and ownership of shares of Marine Products common stock.

RISKS RELATING TO THE SPIN-OFF

Marine Products Has No Operating History As An Independent Public Company

     Although Marine Products' business will consist of the business operations formerly constituting RPC's powerboat manufacturing business, Marine Products does not have an operating history as an independent public company. Marine Products has historically relied on RPC for financial, administrative and managerial support. Except for certain services for which Marine Products will reimburse RPC during a transition period following the effective time of the spin-off, RPC will not support Marine Products after the spin-off. Following the spin-off, Marine Products will maintain, as needed, its own lines of credit and banking relationships and perform its own administrative functions. There can be no assurance that Marine Products will be able to develop successfully the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources or that the historical risks of Marine Products' business will not have a heightened effect upon Marine Products due to the support and combined operations of RPC not being available to Marine Products after the spin-off.

If The Spin-off is Taxable, You Could Be Required To Pay Tax On The Value of Your Marine Products Shares And RPC Could Be Adversely Affected By Any Resulting Corporate Tax Liability

     RPC has received a letter ruling from the IRS confirming that the spin-off will qualify as a tax-free distribution to RPC stockholders and to RPC. Whether a spin-off qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. The IRS letter ruling is based upon various factual representations made by RPC. If any of those factual representations are incorrect or incomplete in any material respect, or if the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could be taxable to RPC stockholders, to RPC, or both.

     If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, RPC stockholders who receive shares of Marine Products common stock in the spin-off would be treated as if they had received a taxable distribution in an amount equal to the fair market value of Marine Products common stock received. The amount of the taxable distribution would be taxed as a dividend.

     If the spin-off were to not qualify as a tax-free distribution for U.S. federal income tax purposes to RPC stockholders, then, in general, a corporate income tax could also be payable by the combined tax group of which RPC is the common parent. Even if the spin-off qualifies as a tax-free distribution to RPC stockholders, a corporate income tax would also be payable if, during the four-year period beginning two years before the spin-off, one or more persons acquires a 50 percent or greater interest in RPC or Marine Products as part of a plan or series of related transactions that included the spin-off. See "The Spin-off -- Tax Sharing Agreement" and "--U.S. Federal Income Tax Consequences of the Spin-off."

There Is No Trading History For Marine Products Common Stock

     There is no trading market for Marine Products common stock. However, a limited market, commonly known as a "when issued" trading market, for its common stock may develop on or shortly before the record date for the spin-off, and Marine Products expects "regular way" trading will begin the first trading day after the spin-off.

     The  market  price  of  Marine   Products   common   stock  may   fluctuate
significantly due to a number of factors, some of which may be beyond its control, including:

     o the possibility that its business profile may not fit the investment objectives of RPC's stockholders, causing some of them to sell their shares after the spin-off;

     o the potential absence of securities analysts covering Marine Products stock and distributing research and investment recommendations about Marine Products stock;

     o changes in earnings estimates by securities analysts or Marine Products' ability to meet those estimates;

     o the operating results and stock price performance of other comparable companies;

     o    overall stock market fluctuations; and

     o    economic conditions generally.

     In particular, the occurrence of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of Marine Products common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Marine Products common stock, regardless of Marine Products' actual operating performance.

Trading In Marine Products Common Stock Is Subject To American Stock Exchange Listing Approval and RPC Common Stock Is Subject To NYSE Continued Listing Approval

     On November 27, 2000, an application for listing the common stock of Marine Products was made to the AMEX. Marine Products expects that Marine Products' common stock will be approved for listing on the AMEX under the ticker symbol "MPX" and that regular trading will begin on or about ___________, 2001. RPC expects that its common stock will continue to be listed and traded under the symbol "RES" following the spin-off. However, until the AMEX approves the listing for Marine Products and the NYSE approves RPC for continued listing, there can be no assurance that either company's common stock will be traded on the AMEX or NYSE following the spin-off as applicable. See "The Spin-off -- Listing and Trading of Marine Products and RPC Common Stock."

Agreements   Between  RPC  And  Marine   Products  Were  Not  Negotiated  On  An
Arm's-Length Basis

     The terms of the agreements between RPC and Marine Products relating to the spin-off were not negotiated on an arm's length basis and were determined by RPC as the sole stockholder of Marine Products. Although RPC's management believes that the agreements are reasonable, the terms of these agreements may not reflect the terms that would have been obtained from an unrelated third party. RPC, as the sole stockholder of Marine Products, has ratified the terms of these agreements, and Marine Products has acknowledged that the agreements will constitute valid obligations.

     Several persons associated with RPC will have a continuing relationship with Marine Products. The current directors of RPC also comprise the board of directors of Marine Products. The chief executive officer and chairman of the board of directors, the president and chief operating officer, the chief financial officer and the secretary of Marine Products will serve in similar capacities for RPC. These persons, currently associated with RPC, were asked to serve as directors or officers of Marine Products because of their knowledge and experience with the business of Marine Products and its operations. Although each of them will have a fiduciary responsibility to both RPC and Marine Products, there can be no assurance that conflicts of interest will not arise between these persons and Marine Products or between RPC and Marine Products. See "Management."

RISKS RELATING TO THE BUSINESS OF MARINE PRODUCTS AFTER THE SPIN-OFF

Marine Products' Dependence On Its Network Of Independent Boat Dealers May Affect Its Growth Plans And Revenues

     Virtually all of Marine Products' revenue is derived from its network of independent boat dealers. Marine Products has no long-term agreements with these dealers. Dealer competition continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. We face intense competition from other recreational powerboat manufacturers in attracting and retaining independent boat dealers. The number of independent boat dealers supporting the Chaparral trade name and the quality of their marketing and servicing efforts are essential to Marine Products' ability to generate revenue. A deterioration in the number or quality of Marine Products' network of independent boat dealers would have a material adverse effect on its results of operations. Marine Products' inability to attract new dealers and retain those dealers, or its inability to increase sales with existing dealers could substantially impair its ability to execute its growth plans.

     Although Marine Products' management believes that the quality of its products and services in the recreational powerboat market should permit it to maintain its relationship with its dealers and its market position, there can be no assurance that Marine Products will be able to sustain its current revenue levels. In addition, independent dealers in the recreational boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of Marine Products' dealers in the future if the surviving entity in any such consolidation purchases similar products from a Marine Products competitor. See "Business -- Growth Strategies."

Marine Products Sales Are Affected By Weather Conditions

     Marine Products' business is subject to weather patterns which may adversely affect the results of its operations. For example, drought conditions, or merely reduced rainfall levels, or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in some locations. These conditions will continue to represent potential material risks to Marine Products and its future financial performance.

Marine Products Has Potential Liability for Personal Injury and Property Damage Claims

     The products we sell or service may expose Marine Products to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected Marine Products' business. Marine Products will maintain product liability insurance that it believes to be adequate. However, there can be no assurance that Marine Products will not experience legal claims in excess of its insurance coverage or that claims will be covered by insurance. Furthermore, any significant claims against Marine Products could adversely affect its business, financial condition and results of operations, and result in negative publicity.

Because Marine Products Relies On Third Party Vendors, Marine Products May Be Unable To Obtain Adequate Raw Materials

     Marine  Products  is  dependent  on third  party  vendors  to  provide  raw materials and components essential to the construction of its various powerboats. Especially critical are the availability and cost of marine engines and commodity raw materials used in the manufacture of Marine Products' boats. While Marine Products' management believes that vendor relationships currently in place are sufficient to provide the materials necessary to meet present production demands, there can be no assurance that these relationships will continue or that the quantity or quality of materials available from these vendors will be sufficient to meet Marine Products' future needs irrespective of whether Marine Products successfully implements its growth and acquisition strategies. Disruptions in current vendor relationships or the inability of Marine Products to continue to purchase construction materials in sufficient quantities and of sufficient quality to meet ongoing production schedules would have a material adverse effect on operating results. Additionally, because of this dependence, the volatility in commodity raw materials or current or future price increases in construction materials or the inability of Marine Products' management to purchase construction materials required to complete its growth and acquisition strategies could have a material adverse effect on Marine Products' business, financial condition and results of operations.

Marine Products May Be Unable To Identify Or Complete Acquisitions

     Marine Products intends to pursue acquisitions and form strategic alliances that will enable Marine Products to acquire complementary skills and capabilities, offer new products, expand its customer base and obtain other competitive advantages. There can be no assurance, however, that Marine Products will be able successfully to identify suitable acquisition candidates or strategic partners, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, integrate acquired operations into its existing operations or expand into new markets. Once integrated, acquired operations may not achieve anticipated levels of revenue, profitability or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management resources and possible adverse effects on earnings and earnings per share resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. The risks associated with acquisitions could have a material adverse effect on Marine Products' business, financial condition and results of operations.

Marine Products Success Will Depend On Its Key Personnel, And The Loss Of Any Key Personnel May Adversely Affect Its Business

     Marine Products' success will depend to a significant extent on the continued service of key management personnel. The loss or interruption of the services of any senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could also have an adverse effect on Marine Products.

Marine Products' Ability To Attract And Retain Qualified Employees Is Crucial To Its Results Of Operations And Future Growth

     Marine Products relies on the existence of an available hourly workforce to manufacture its products. As with many businesses, we are challenged to find qualified employees. There are no assurances that Marine Products will be able to attract and retain qualified employees to meet current and/or future growth needs.

If Marine Products Is Unable To Comply With Environmental And Other Regulatory Requirements Its Business May Be Adversely Affected

     Marine   Products'   operations   are  subject  to  extensive   regulation,
supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While Marine Products believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state, and local regulations, there can be no assurance that Marine Products will be able to continue to maintain all requisite licenses and permits. The failure to satisfy these and other regulatory requirements could have a material adverse effect on its business, financial condition and results of operations. The adoption of additional laws, rules and regulations could also have a material adverse effect on its business.

     As with boat construction in general, our manufacturing processes involve the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes. Accordingly, we are subject to regulations regarding such substances, and the misuse or mishandling of such substances could have a material adverse effect on Marine Products' business, financial condition and results of operations.

     Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby impacting future sales, which could adversely affect our business, financial condition and results of operations.

Marine  Products  Management  Has  A  Substantial  Ownership  Interest;   Public
Stockholders May Have No Effective Voice In Marine Products Management

     Upon completion of the spin-off, Marine Products' executive officers, directors and their affiliates will hold directly or through indirect beneficial ownership, in the aggregate, approximately 62 percent of Marine Products' outstanding common stock. As a result, these stockholders will effectively control the operations of Marine Products, including the election of directors and approval of significant corporate transactions such as acquisitions. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control over Marine Products at a premium. In addition, the availability of Marine Products common stock to the investing public is limited to those shares not held by the executive officers, directors and their affiliates, which could negatively impact Marine Products' stock trading prices and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of Marine Products common stock. See "Principal Stockholders."

Provisions In Marine Products' Certificate of Incorporation And Bylaws May Inhibit A Takeover Of Marine Products

     Marine Products' certificate of incorporation, bylaws and other documents contain provisions that may make more difficult or expensive, or that may otherwise discourage, a tender offer, change in control or takeover attempt that is opposed by Marine Products' board of directors. These provisions include:

     o limitation on the removal of directors only for "cause" and a supermajority vote;

     o    limitations on who may call special meetings of stockholders;

     o advance notice procedures to nominate candidates for election to Marine Products' board of directors or to place stockholder proposals on the agenda for consideration at annual or special meetings of stockholders; and

     o supermajority voting to amend or repeal certain provisions of Marine Products' certificate of incorporation and bylaws.

     The certificate of incorporation also authorizes the board to issue up to 1 million shares of preferred stock without stockholder approval, which would make it difficult for anyone to acquire Marine Products without approval of the board of directors because an issuance of preferred stock may contain conversion rights, dividend and special voting rights which could inhibit such acquisition attempts.

     In addition, the Marine Products 2000 Employee Stock Incentive Plan contains provisions permitting the acceleration or modification of benefits upon a change in control of Marine Products.

     Additionally, certain provisions of Marine Products' contractual arrangements with RPC may also have anti-takeover effects. Marine Products has agreed to indemnify RPC for any tax liability resulting from the sale of Marine Products to a third party after it is spun off from RPC. This provision may discourage or preclude an acquisition of Marine Products because it would make the acquisition more expensive. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     Please carefully consider and evaluate all of the information provided in this information statement, including the risk factors described in more detail under "Risk Factors" above. In addition to historical information, this information statement includes "forward-looking statements," as that term is defined in Section 27A of the Securities Act and in Section 20A of the Securities Exchange Act, and information that is based on Marine Products' beliefs, plans, expectations and assumptions and on information currently available to Marine Products and RPC. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "The Spin-off," "Capitalization," "Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Management." Although Marine Products believes that its expectations reflected in these forward-looking statements are based on reasonable assumptions, Marine Products' expectations may not prove to be correct. The words "may," "should," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions used in this information statement that do not relate to historical facts are intended to identify forward-looking statements.

     The forward-looking statements in this information statement are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including but not limited to the risk factors described above under "Risk Factors." Many of such factors are beyond Marine Products' ability to control or predict. As a result, Marine Products' future actions, financial condition, results of operations and stock price could differ materially from those expressed in any forward-looking statements made by Marine Products. You should not put undue reliance on forward-looking statements. Any such statement speaks only as of the date of this information statement, and we do not have any intention or obligation to update forward-looking statements after we distribute this information statement, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                  THE SPIN-OFF


BACKGROUND AND REASONS FOR THE SPIN-OFF

     The RPC board of directors has determined that the spin-off is in the best interest of RPC and its stockholders because following the spin-off the two independent companies will be better positioned to adopt strategies and pursue objectives appropriate to their respective needs. The powerboat manufacturing business and the oil and gas services business each have different operating objectives and growth opportunities. By separating the operations, RPC and Marine Products can focus their attention and financial resources on their own core business and on exploring and implementing the most appropriate business opportunities. While RPC will continue to focus on oil and gas services, Marine Products will focus on providing its customers with quality, innovative powerboats and related products and services.

     The expected benefits of the spin-off include:

     o providing each company's management the ability to focus their efforts and financial resources on their respective core business;

     o providing each company the ability to develop employee compensation and benefit programs more appropriate to its individual operations, including stock-based and other incentive programs that reward employees of each company based on the success of the individual company's operations;

     o providing each company access to capital markets independently without the capital resource allocation issues present within the combined RPC;

     o providing stock-based acquisition currency particular to each of the companies; and

     o enabling investors to make investment decisions based on the separate operations of the companies.

MECHANICS OF THE SPIN-OFF

     RPC will accomplish the spin-off by distributing 100 percent of the shares of Marine Products common stock to RPC's stockholders as a dividend. On __________, 2000, the RPC board of directors formally declared the dividend necessary to effect the spin-off. Each RPC stockholder as of the close of business on ___________, 2000, which is the record date for the spin-off, will automatically participate in the spin-off. On the spin-off date, those RPC stockholders will each receive 0.5 shares of Marine Products common stock for each share of RPC common stock held as of the record date. RPC and Marine Products expect that the spin-off will take place on or about ___________, 2001, although completion of the spin-off is contingent upon the satisfaction of conditions described in the Agreement Regarding Distribution and Plan of Reorganization. See "The Spin-off - Agreement Regarding Distribution and Plan of Reorganization" below.

     As soon as practicable on or about the spin-off date, RPC will deliver to the distribution agent, SunTrust Bank, Atlanta, Georgia, as agent for the RPC stockholders, certificates representing shares of Marine Products common stock. The distribution agent will then mail, on or about the spin-off date, certificates representing the shares of Marine Products common stock to stockholders of RPC as of the record date. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. The distribution agent will not distribute any fractional shares of Marine Products common stock. Instead, the distribution agent will aggregate all fractional shares, sell them on behalf of RPC stockholders who would otherwise have been entitled to receive a fractional interest in Marine Products common stock and distribute the cash proceeds to RPC stockholders, less a pro rata portion of the aggregate brokerage commission payable in connection with such sales.

     No RPC stockholder will be required to pay cash or other consideration for any shares of Marine Products common stock received in the spin-off, or to surrender or exchange shares of RPC common stock to receive Marine Products common stock.

     After the spin-off, Marine Products will be an independent public company. The number and identity of stockholders of Marine Products immediately after the spin-off generally will be the same as the number and identity of stockholders of RPC immediately prior to the spin-off. As a result of the spin-off, Marine Products expects to have approximately ________ holders of record and approximately 14,132,000 shares of Marine Products common stock outstanding, based on the number of record stockholders and issued and outstanding shares of RPC common stock as of the close of business on September 30, 2000 and the distribution ratio. The actual number of shares of Marine Products common stock to be distributed will be determined as of the record date. The spin-off will not affect the number of outstanding shares of RPC common stock or the rights of RPC stockholders.

RELATIONSHIP BETWEEN RPC AND MARINE PRODUCTS AFTER THE SPIN-OFF

     The relationship between RPC and Marine Products after the spin-off will be governed by the Agreement Regarding Distribution and Plan of Reorganization and other agreements which will be entered into in connection with the spin-off. A description of the material provisions of each of these agreements is presented below. You should also refer to the actual agreements, copies of which are included as exhibits to the Form 10 registration statement of which this document forms a part. These agreements are intended to facilitate the separation of RPC's powerboat manufacturing business from its oil and gas services business and the operation of RPC and Marine Products as separate companies following the spin-off. See "Where You Can Find More Information" below.

     Agreement Regarding Distribution And Plan Of Reorganization

     Before  the   spin-off,   RPC  will  enter  into  an  Agreement   Regarding
Distribution and Plan of Reorganization with Marine Products. This agreement will set forth the principal corporate transactions required to effect the separation of the powerboat manufacturing business from the oil and gas services business, the continuation of the powerboat manufacturing business following such separation, including the allocation between RPC and Marine Products of certain assets and liabilities, and the distribution of shares of Marine Products common stock. After the spin-off, all assets and liabilities relating to the powerboat manufacturing business shall be owned and assumed by Marine Products or its subsidiaries, and all assets and liabilities relating to the oil and gas services business shall be owned and assumed by RPC or its subsidiaries.

     RPC and Marine Products will complete the spin-off after the satisfaction or waiver of all of the conditions to the spin-off, as determined by RPC's board of directors in its sole discretion. The conditions include:

     o the continued effectiveness of the IRS letter ruling received by RPC to the effect that for federal income tax purposes the spin-off will be tax-free to RPC and its stockholders under Section 355 of the Internal Revenue Code such that the spin-off will not result in recognition of any income, gain or loss for federal income tax purposes to RPC or its stockholders, except for cash received in lieu of fractional shares;

     o    the receipt of all necessary regulatory approvals;

     o the effectiveness of the Form 10 registration statement of which this information statement is a part;

     o the mailing of this information statement to all stockholders of RPC of record as of the record date;

     o the election of the board of directors of Marine Products, as named in the Form 10 registration statement and the adoption of Marine Products' bylaws;

     o the continued listing of RPC common stock on the NYSE and the approval for listing of Marine Products common stock on the AMEX, subject to official notice of issuance, or such other quotation system as Marine Products' board of directors deem appropriate; and

     o    the absence of any order,  injunction or decree issued by any court of
          competent   jurisdiction  or  other  legal  restraint  or  prohibition preventing the completion of the distribution.

     Although RPC may waive the conditions described above to the extent permitted by law, RPC's board of directors presently has no intention of proceeding with the spin-off unless each of these conditions is satisfied.

     Releases and Indemnification. The distribution agreement provides for indemnification against and a full and complete release and discharge of all liabilities arising from or due to a failure by either party to pay, perform, or discharge any liabilities accepted from the other party in connection with the separation, any untrue or misleading statement by either party in any Form 10 registration statement or information statement prepared in accordance with Regulation 14C, or any litigation arising from the parties' corporate affiliation prior to the separation and not as a result of or attributable to the indemnified party's fault or participation.

     Expenses. Prior to the effective time of the spin-off, all fees, costs and expenses incurred by either party, or by all counsel, accountants, and financial and other advisors, in connection with the separation and distribution will be paid by RPC and all such costs incurred at or after the effective time shall be paid by the party incurring such costs. Also, RPC will pay all the fees, costs and expenses associated with obtaining the IRS letter ruling and the preparation, printing and filing of the Form 10 registration statement and this information statement.

     Transition Support Services Agreement

     In connection with the spin-off, RPC and Marine Products will enter into a Transition Support Services Agreement. Under this agreement, each of RPC and Marine Products will agree to provide the other with certain requested administrative and operational services. Each party will provide these services until terminated by the party receiving the service. The party receiving the services will be required to pay for them at rates agreed upon by RPC and Marine Products within 30 business days after an invoice for such services. Both RPC and Marine Products shall indemnify each other for any liabilities to which they become subject as a result of furnishing or failing to furnish the services provided for in such agreement.

     Employee Benefits Agreement

     In connection with the spin-off, Marine Products and RPC will enter into an Employee Benefits Agreement that will provide for the transition from employee benefits under plans or programs sponsored by RPC for its employees to employee benefits under plans or programs sponsored by Marine Products for those employees who will become employed by Marine Products (or remain employed by Chaparral) following the completion of the spin-off. Under this agreement, Marine Products will be required to continue providing welfare and retirement benefits for Marine Products' employees at and after the effective date of the spin-off. These benefits include medical and life insurance plans, a 401(k) plan, a defined benefit pension plan, and policies covering vacations, holidays, sick leave and short-term disability.

     In connection with the spin-off and pursuant to the terms of the Employee Benefits Agreement, Marine Products will adopt, as a "multiple employer", the defined benefit pension plan and the 401(k) plan currently sponsored by RPC, which will remain the principal sponsor of both plans. Benefits accrued as of __________, 2001 under the RPC Retirement Income Plan (the "RPC Pension Plan") and the RPC 401(k) plan by employees who become employees of Marine Products (or remain employed by Chaparral) after the spin-off will thus be unaffected by the spin-off.

     Tax Sharing Agreement

     After the spin-off, Marine Products will no longer be included in RPC's combined group for U.S. federal income tax purposes. Before the spin-off, Marine Products will enter into a Tax Sharing and Indemnification Agreement with RPC to reflect its separation from RPC with respect to tax matters. The primary purpose of such agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period ending on or before the spin-off or any tax period in which the spin-off occurs, RPC will:

     o continue to be the sole and exclusive agent for Marine Products in all matters relating to the income, franchise, property, sales and use tax liabilities of Marine Products;

     o subject to Marine Products' obligation to pay for items relating to its powerboat manufacturing business, bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses;

     o continue to have the sole and exclusive responsibility for the preparation and filing of combined federal and combined state income tax returns; and

     o subject to the right and authority of Marine Products to direct RPC in the defense or prosecution of the portion of a tax contest directly and exclusively related to any Marine Products tax adjustment, generally have the powers, in RPC's sole discretion, to contest or compromise any claim or refund on Marine Products' behalf.

     The agreement will provide for payments between the two companies to reflect tax liabilities that may arise before, after and because of the spin-off. It will also cover the handling of audits, settlements, elections, accounting methods and return filings in cases where both companies have an interest in the results of these activities.

     For periods during which Marine Products is included in RPC's combined federal income tax return or state combined or unitary tax returns which will include the tax periods ending on or before the spin-off, Marine Products will be required to pay an amount of income tax equal to the tax liability attributable to Marine Products. On the date of the spin-off, Marine Products will represent that it does not owe any amount of tax liability to RPC for periods ending on or before the spin-off. However, Marine Products will be responsible in the future for any increases in tax liability attributable to Marine Products for any prior tax periods. Marine Products will be responsible for its own tax liabilities that are not determined on a combined basis with RPC.

     Marine Products will cease to be a member of RPC's federal combined group on the date of the spin-off. Each corporation that is a member of a combined group during any portion of the group's tax year is jointly and severally liable for the federal income tax liability of the group for that year. While the agreement allocates tax liabilities between Marine Products and RPC during the periods ending on or before the spin-off in which Marine Products is included in RPC's combined group, Marine Products could be liable in the event federal tax liability allocated to RPC is incurred, but not paid, by RPC or any other member of RPC's combined group for RPC's tax years that include such periods. In such event, Marine Products may be entitled to seek indemnification from RPC in accordance with the agreement.

     Even if the spin-off qualifies as a tax-free distribution to RPC stockholders, a corporate tax could also be payable in accordance with Section 355(e) if, during the four-year period beginning two years before the spin-off, one or more persons acquire 50 percent or more, by vote or value, of the capital stock of RPC or Marine Products as part of a plan or series of related transactions that include the spin-off. There is a presumption that any stock acquisition or issuance that occurs within two years before or after the spin-off is part of a plan related to the spin-off. If this change-in-control occurs, and RPC or Marine Products were unable to disprove or rebut the presumption, RPC would recognize a gain, if any, on the shares of Marine Products common stock that it distributes in the spin-off.

     To minimize this and other risks, Marine Products will agree with RPC to refrain from engaging in specified transactions unless:

     o a ruling from the IRS is received to the effect that the proposed transaction will not result in the spin-off being taxable to RPC or its stockholders; and

     o an opinion of counsel recognized as an expert in federal income tax matters and designated by RPC is received to the same effect and is satisfactory to RPC in its sole and absolute discretion.

     Transactions that may be affected by these restrictions relating to an acquisition of a 50 percent or greater interest and other restrictions required to preserve the tax-free nature of the spin-off include:

     o    a liquidation;

     o    a merger or consolidation with, or acquisition by, another company;

     o    issuances and redemptions of shares of Marine Products common stock;

     o    the exercise of stock options;

     o the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the spin-off; and

     o    the discontinuation of material businesses.

     Other transactions could also jeopardize the tax-free nature of the spin-off.

     The agreement will allocate responsibility for the possible corporate-level tax burden resulting from the spin-off, as well as other tax items. If the spin-off is taxable under Code Section 355(e) as a result of a 50 percent acquisition, then the resulting corporate-level tax burden will be borne by that entity, either Marine Products or RPC, with respect to which the 50 percent acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by Marine Products or RPC that is inconsistent with the factual representations on which the IRS letter ruling is based, the entity taking that action will be responsible for the resulting corporate-level tax liability. Any corporate-level income tax liability that results from the spin-off, but which is not due to either a 50 percent acquisition or any action taken by either party that is inconsistent with the IRS letter ruling, will be shared equally by Marine Products and RPC.

EFFECT OF THE SPIN-OFF ON RPC OUTSTANDING OPTIONS AND RESTRICTED STOCK AWARDS

     RPC Employees

     Each individual who continues as an RPC employee after the spin-off, is not employed by Marine Products or Chaparral, and who holds options to purchase RPC common stock will have the exercise price and the number of shares subject to the options granted under RPC's 1994 Plan prior to the effective date adjusted. The exercise price for all such outstanding options will be determined by multiplying the exercise price set forth in an employee's option grant agreement by the RPC Average Percentage (as defined below), and the number of shares subject to each such option will be determined by dividing the number of shares subject to the option by the RPC Average Percentage. "RPC Average Percentage" means the average closing price on the NYSE of one share of RPC common stock, or if RPC's common stock is not traded on the NYSE, such other exchange or quotation system on which it is traded, during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off divided by the sum of:

     o the daily average of the closing price of one share of common stock of RPC; and

     o one-half of the daily average of the closing price on the AMEX of one share of common stock of Marine Products,

in each case during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off.

     In addition, the number of shares set forth in each such RPC employee's performance restricted stock grant agreements that have not been earned and issued into escrow shall be adjusted such that the number of such shares shall equal the number determined by dividing the number of shares set forth in the agreement by the RPC Average Percentage, and each related stock price condition shall be modified to be the number obtained by multiplying such average stock price condition by the RPC Average Percentage.

     No adjustment shall be made for any shares of RPC's common stock held in escrow on behalf of an employee pursuant to a time-lapse restricted stock award or performance restricted stock award that has been earned and issued. Employees with time-lapse restricted stock awards or performance restricted stock awards that have been issued and are being held in escrow on their behalf as of the close of business on the record date will receive 0.5 shares of Marine Products common stock for each share of RPC common stock held as of the close of business on the record date as a dividend, pursuant to the spin-off. Such shares will also be held in escrow on the same terms as the original award by RPC to such employee.

     All other provisions and terms of any stock option agreement and restricted stock agreement previously entered into by RPC and its employees shall continue to apply on and after the effective time of the spin-off with respect to any options or awards previously granted under RPC's 1994 Plan, to the extent that, prior to the effective time, they have not been exercised or become void under the terms of such agreements under which such options or awards were granted.

     Marine Products and Chaparral Employees

     In connection with the spin-off, Marine Products will establish the Marine Products 2000 Employee Stock Incentive Plan (the "Marine Products 2000 Plan"), which will be substantially similar to RPC's 1994 Plan. Each employee of Marine Products or Chaparral who will not remain an employee of RPC and who has outstanding RPC options that will terminate at the effective time of the spin-off will be granted Marine Products replacement options. The exercise price will be determined by multiplying the Marine Products Average Percentage (as defined below) by the original exercise price and multiplying the result times two, and the number of shares subject to such replacement grant will be determined by dividing the number of shares subject to options currently held by the Marine Products Average Percentage and dividing the result by two. "Marine Products Average Percentage" means one-half of Marine Products' average closing price on the AMEX of one share of Marine Products common stock, or if the Marine Products common stock is not traded on the AMEX, such other exchange or quotation system on which it is traded, during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off divided by the sum of:

     o the daily average of the closing price on the NYSE of one share of common stock of RPC; and

     o one-half of the daily average of the closing price of one share of common stock of Marine Products,

in each case during the 10 consecutive trading days beginning on the trading day that is 10 trading days after the effective date of the spin-off.

     In addition, each employee of Marine Products or Chaparral who has outstanding RPC performance restricted stock awards that have not been earned and issued into escrow and that will terminate at the effective time of the spin-off will be granted replacement Marine Products performance restricted stock awards, the number of which will be determined by dividing the number of shares subject to such RPC awards that have not been earned and issued into escrow by the Marine Products Average Percentage and dividing the result by two. The average stock price condition for each grant of replacement performance restricted stock will be determined by multiplying each original average stock price condition by the Marine Products Average Percentage and multiplying the result times two.

     Each such employee's outstanding time-lapse restricted stock awards and performance restricted stock awards that have been issued and are being held in escrow as of the close of business on the record date will automatically terminate and, prior to such termination, such employee will be granted substantially identical replacement awards under RPC's 1994 Plan that allow employment by Marine Products or Chaparral after the spin-off to continue the effectiveness of the replacement grant. Immediately after the spin-off, each employee that receives an RPC replacement grant will also receive 0.5 shares of Marine Products common stock for each share subject to the RPC replacement grant as of the close of business on the record date as a dividend, pursuant to the spin-off. Any shares received by an employee as a result of the RPC replacement awards or as a dividend thereon pursuant to the spin-off will also be held in escrow on the same terms as the original award by RPC to such employee.

     Employees of Both RPC and Marine Products

     Messrs. R. Randall Rollins, Richard A. Hubbell, Ben M. Palmer and Ms. Linda
H. Graham will serve as executive officers of both RPC and Marine Products immediately after the spin-off. Two-thirds of each such executive officer's RPC options and performance restricted stock awards that have not been earned and issued into escrow will remain subject to the RPC 1994 Plan and will be adjusted as discussed above under "RPC Employees," and one-third of such options and awards will be surrendered for cancellation and replaced with options and awards under the Marine Products 2000 Plan in the manner discussed above under "Marine Products and Chaparral Employees." Employees with time-lapse restricted stock awards or performance restricted stock awards that have been issued and are being held in escrow on their behalf as of the close of business on the record date will receive 0.5 shares of Marine Products common stock for each share of RPC common stock held as of the close of business on the record date as a dividend pursuant to the spin-off, and such shares will also be held in escrow on the same terms as the original award by RPC to such employee.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

     General

     The following is a summary description of the material federal income tax aspects of the spin-off. This summary is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon his, her or its particular situation. In this regard, special rules not discussed in this summary may apply to some of RPC's stockholders. In addition, this summary applies only to shares that are held as capital assets. The following discussion may not be applicable to a stockholder who acquired his, her or its shares by exercising stock options or otherwise as compensation.

     The following discussion is based on currently existing provisions of the IRS Code, existing, proposed and temporary treasury regulations promulgated under the IRS Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

     Each stockholder is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

     Consequences If the Spin-off Is Tax-Free

     RPC expects that the spin-off will qualify as a tax-free distribution under
Section 355 of the IRS Code. Assuming that the spin-off so qualifies:

     o except for cash received in lieu of fractional shares, the holders of RPC common stock will not recognize gain or loss upon receipt of shares of Marine Products common stock;

     o each holder of RPC common stock will allocate his, her or its aggregate tax basis in the RPC common stock immediately before the spin-off among RPC common stock, after giving effect to the spin-off, and Marine Products common stock in proportion to each of their fair market values on the spin-off date;

     o the holding period for each holder of RPC common stock receiving Marine Products common stock will include the holding period for his, her or its RPC common stock, provided that RPC common stock is held as a capital asset at the time of the spin-off; and

     o RPC will not recognize any gain or loss on its distribution of Marine Products common stock to RPC stockholders.

     RPC has received a letter ruling from the IRS to the effect that the spin-off will qualify as a tax-free distribution and have the federal income tax consequences noted above. A letter ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. A letter ruling is based on the facts and representations presented in the request for that ruling. Generally, an IRS letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the IRS letter ruling was based and there has been no change in the applicable law. Neither RPC nor Marine Products is aware of any facts or circumstances that would cause the representations to be untrue or incomplete in any material respect.

     Current Treasury Department regulations require each holder of RPC common stock who receives Marine Products common stock in the spin-off to attach to his, her or its federal income tax return for the year in which the spin-off occurs a statement setting forth information as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off.

     Consequences If the Spin-off Is Taxable

     If the spin-off fails to qualify as a tax-free distribution under Section 355 of the IRS Code, then each holder of RPC common stock who receives shares of Marine Products common stock in the spin-off generally would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of Marine Products common stock received, which would result in:

     (a) a dividend to the extent paid out of RPC's current and accumulated earnings and profits; then

     (b) a reduction in such stockholder's basis in RPC's common stock to the extent the amount received exceeds the amount referenced in clause (a); and then

     (c) gain from the sale or exchange of RPC common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and
(b). Each stockholder's basis in his, her or its Marine Products common stock would be equal to the fair market value of such stock at the time of the spin-off.

     If the spin-off fails to qualify as a tax-free distribution under Section 355 of the IRS Code, then a corporate level federal income tax could be payable by the combined group of which RPC is the common parent. The tax would be based upon the gain, if any, computed as the difference between the fair market value of the Marine Products common stock and RPC's adjusted basis in such stock. If the spin-off otherwise qualifies as a tax-free distribution under Section 355 of the IRS Code, this corporate income tax would also be payable if either Marine Products or RPC experiences a prohibited change-in-control as determined under
Section 355(e) of the IRS Code.

     Section 355(e) of the IRS Code, which was enacted in 1997, generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur federal income tax liability if 50 percent or more, by vote or value, of the capital stock of either the company making the distribution or the spun-off subsidiary is acquired by one person or more than one person pursuant to a plan or series of related transactions that includes the spin-off. This provision can be triggered by certain reorganizations involving the acquisition of the assets or stock of the company making the distribution or of the spun-off subsidiary, or issuances or redemptions of the stock of the distributing company or of the spun-off subsidiary. There is a presumption that any stock acquisition or issuance that occurs within two years before or after the spin-off is part of a plan relating to the spin-off and one or more of such stock acquisitions or issuances could produce a prohibited 50 percent acquisition. However, the presumption may be rebutted by establishing that the spin-off and the acquisitions are not part of a plan or series of related transactions. In August 1999, the Treasury Department published proposed regulations that would clarify when a spin-off is part of a plan, or series of related transactions, where one or more persons acquire stock of the distributing or spun-off subsidiary resulting in a 50 percent acquisition. The proposed regulations rely on a variety of factors to determine the existence of such a plan, or series of related transactions, including the following:

     o    the business purpose or purposes for the distribution;

     o    the intentions of the parties;

     o    the  existence  of   agreements,   understandings,   arrangements   or
          negotiations relating to acquisitions;

     o    the timing of transactions or acquisitions; and

     o the causal connection or relationship between the spin-off and the acquisitions.

     The proposed regulations would be effective for spin-offs occurring after the date the regulations become final. It is not known whether the final regulations will contain the provisions contained in the proposed regulations or whether the effective date of the final regulations would apply to the spin-off of Marine Products shares of common stock to RPC's stockholders.

     If the spin-off is taxable solely under Section 355(e) of the IRS Code, RPC will recognize gain equal to the difference between the fair market value of Marine Products common stock and RPC's adjusted tax basis in that stock. However, holders of RPC common stock who receive Marine Products common stock would not recognize gain or loss as a result of the spin-off if it is taxable solely by reason of Section 355(e) of the IRS Code.

     The tax sharing and indemnification agreement to be entered into between Marine Products and RPC will allocate responsibility for the possible corporate tax burden resulting from the spin-off, as well as other tax items. For example, if the spin-off is taxable under Section 355(e) of the IRS Code as a result of a 50 percent acquisition, then the resulting corporate tax burden will be borne by that entity, either RPC or Marine Products, with respect to which the 50 percent acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by RPC or Marine Products that is inconsistent with the factual representations on which the IRS letter ruling is based, that entity, either RPC or Marine Products, will be responsible for the resulting tax liability. Any income tax liability that results from the spin-off, but which is not due to either a 50 percent acquisition or any action taken by either company that is inconsistent with the IRS letter ruling, will be shared equally by RPC and Marine Products.

Back-up Withholding Requirements

     United States information reporting requirements and backup withholding may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, Marine Products common stock unless the stockholder:

     o is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or

     o provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

     A stockholder who does not supply RPC with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the IRS and to the stockholder.

LISTING AND TRADING OF MARINE PRODUCTS AND RPC COMMON STOCK

     Currently, there is no trading market for Marine Products common stock. Marine Products has applied to list its common stock on the AMEX, and if approved, its common stock will trade on the AMEX under the ticker symbol "MPX." A when-issued trading market for Marine Products common stock may develop on or about the record date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the spin-off, and if the spin-off does not occur, all when-issued trading will be null and void. Prices at which Marine Products common stock may trade on a when-issued basis or after the time certificates are actually available or issued cannot be predicted. Until Marine Products common stock is fully distributed, an orderly trading market develops, and the market has fully analyzed the operations of Marine Products, the prices at which trading in such stock take place may fluctuate significantly. The prices at which Marine Products common stock trades will be determined by the market and may be influenced by many factors, including, the depth and liquidity of the market for Marine Products common stock, investor perception of Marine Products and its business, Marine Products' financial results, Marine Products' dividend policy, sales of substantial amounts of Marine Products common stock or the perception that such sales could occur, and general economic and market conditions.

     RPC expects that its common stock will continue to meet the continued listing standards of the NYSE and that its common stock will continue to trade on a regular basis under the symbol "RES" following the spin-off. RPC's common stock may also trade on a when-issued basis, reflecting an assumed post-spin-off value for RPC common stock. When-issued trading in RPC common stock, if available, could last from on or about the record date through the effective date of the spin-off. If when-issued trading in RPC common stock is available, RPC stockholders may trade their existing RPC common stock prior to the effective date of the spin-off in either the when-issued market or in the regular market for RPC common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of RPC common stock the Marine Products common stock such stockholder receives in the spin-off. If a stockholder trades in the regular market, the shares of RPC common stock traded will be accompanied by due bills representing the Marine Products common stock to be distributed in the spin-off. If when-issued trading in RPC common stock is not available, neither the RPC common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the spin-off.

     If a when-issued market for RPC common stock develops, an additional listing for RPC common stock, identifiable by the trading symbol RESwi, will appear on the NYSE. Differences may exist between the combined value of when-issued Marine Products common stock plus when-issued RPC common stock and the price of RPC common stock during this period. Until the market has fully analyzed the operations of RPC without the operations of Marine Products, the prices at which RPC common stock trades may fluctuate significantly.

FEDERAL SECURITIES LAW CONSEQUENCES

     Marine Products common stock distributed to RPC stockholders in the spin-off will be freely transferable under the Securities Act, except for securities received by persons who may be deemed to be affiliates of Marine Products under Securities Act rules. Persons who may be deemed to be affiliates of Marine Products after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with Marine Products, such as directors and executive officers of Marine Products. Persons who are affiliates of Marine Products generally will be permitted to sell their shares of Marine Products common stock received in the spin-off only pursuant to Rule 144 under the Securities Act, except that the holding period requirement of Rule 144 will not apply. As a result, Marine Products common stock received by Marine Products affiliates pursuant to the spin-off may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., the amount sold within a three-month period does not exceed the greater of one percent of the outstanding Marine Products common stock or the average weekly trading volume for Marine Products common stock during the preceding four week period, and the securities are sold in "broker's transactions" and in compliance with certain notice provisions under Rule 144).

                                 CAPITALIZATION

     The following table sets forth the capitalization of Marine Products as of September 30, 2000 and after giving pro forma effect to the spin-off.



                                                                                             September 30, 2000
                                                                                --------------------------------------------
                                                                                    Actual               Pro forma(1)
                                                                                ---------------    -------------------------
                                                                                                (Unaudited)
                                                                                   (In thousands, except per share data)
                                                                                --------------------------------------------
Long-term debt (2)...............................................               $               --     $                 --
Stockholder's Equity:
         RPC, Inc. equity investment (3).........................                           90,781                       --
         Preferred Stock, $.10 par value, 1,000,000
              shares authorized, no shares issued or outstanding.                               --                       --
         Common Stock, $.10 par value, 50,000,000
              shares authorized, 14,132,128 issued and outstanding (4)(5)                       --                    1,413
         Paid in Capital.........................................                               --                   37,906
                                                                                -------------------    ---------------------
              Total Stockholder's Equity.........................                           90,781                   39,319
                                                                                -------------------    ---------------------
              Total Capitalization...............................               $           90,781     $             39,319
                                                                                ===================    =====================

(1)  See "Pro Forma Combined Financial Data" and notes thereto.

(2)  Marine Products has no outstanding long-term debt.

(3) See Note 5 to the Combined Financial Statements and Notes 2 and 3 to the "Pro Forma Combined Financial Data."

(4)  See Note 3 to "Pro Forma Combined Financial Data."

(5) The number of shares issued after giving effect to the spin-off was determined based upon the number of shares of RPC common stock outstanding at September 30, 2000 and reflects the assumed distribution of 0.5 shares of Marine Products common stock ($0.10 par value) for every one share of RPC common stock.

                                 DIVIDEND POLICY

     While it is anticipated that dividends will be paid to Marine Products' stockholders, the final determination will be at the discretion of Marine Products' board of directors and will be dependent upon Marine Products' financial condition, operating results, capital requirements and such other factors as Marine Products' board of directors deems relevant.

                             SELECTED FINANCIAL DATA

     The following table summarizes certain selected combined financial data of Marine Products, which has been derived from the Combined Financial Statements of Marine Products for the nine months ended September 30, 2000 and 1999 and for each of the five years ended December 31, 1999. The historical information may not be indicative of Marine Products' future performance as an independent company. This information set forth below should be read in conjunction with "Management's Discussion And Analysis of Financial Condition And Results of Operations," the Combined Financial Statements and the notes thereto and the Pro Forma Combined Financial Data and the notes thereto, included elsewhere in this document. Per share data has not been presented since the companies that comprise Marine Products were wholly owned subsidiaries of RPC and will be recapitalized as part of the spin-off.


                                    Nine Months Ended
                                      September 30,                        Years Ended December 31,
                                   --------------------     --------------------------------------------------------
                                       (Unaudited)                     (Audited)                   (Unaudited)
                                   --------------------     ---------------------------------  ---------------------
                                     2000       1999        1999        1998         1997        1996         1995
                                     ----       ----        ----        ----         ----        ----         ----
                                                                    (In thousands)
Statement of Income Data:

Net Sales                           $115,573    $91,592   $ 122,878   $  103,497    $95,029    $86,225       $70,218
Cost of Goods Sold                    89,422     69,289       93,247      77,776     72,899     67,426        55,826
                                    --------    -------   ----------  ----------    -------    -------       -------
Gross Profit                          26,151     22,303       29,631      25,721     22,130     18,799        14,392

Selling, General and
  Administrative Expenses             13,569     11,393       15,147     13,578      11,716     10,765         8,414
                                    --------    -------   ----------  ----------    -------    -------       -------
Operating Income                     $12,582    $10,910      $14,484    $12,143     $10,414    $ 8,034       $ 5,978

Interest Income                          196        167          233         240        214        133           151

Gain on Settlement of Claim            6,817         --           --          --         --         --            --
                                    --------    -------   ----------  ----------    -------    -------       -------

Income before Income Taxes            19,595     11,077      14,717      12,383      10,628      8,167         6,129


Income Tax Provision                   7,446      4,209        5,599       4,709      4,067      3,103         2,329
                                    --------    -------   ----------  ----------    -------    -------       -------

Net Income                          $ 12,149    $ 6,868   $    9,118   $   7,674    $ 6,561    $ 5,064       $ 3,800
                                    ========    =======   ==========  ==========    =======    =======       =======
OTHER FINANCIAL DATA:

Net Cash Provided by Operating
  Activities                        $ 12,214    $ 4,407   $    9,235   $   8,382    $ 7,180        (a)           (a)

Net Cash Used for Investing
  Activities                           3,859      1,072        1,665       2,192        667        (a)           (a)

Net Cash Used for Financing
  Activities                           8,865      5,123        7,619       5,414      7,555        (a)           (a)

BALANCE SHEET DATA:

Total Assets                        $101,218    $85,731   $   88,168   $  77,585    $68,452    $61,719       $55,844

Total Stockholder's Equity            90,781     78,687       78,632      69,514     61,840     55,279        50,318
---------------------

(a) Not readily available.

                        PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited combined balance sheet as of September 30, 2000 presents the combined financial position of Marine Products assuming the spin-off had been completed as of September 30, 2000 and reflects all adjustments that as of such date in the opinion of management, are necessary to present fairly the pro forma financial position of Marine Products. No pro forma statement of income has been presented because no pro forma adjustments are required to the historical results of operations. No adjustment has been made to the selling, general and administrative expenses because such expenses included in the historical statements include an allocation of corporate administrative expenses which Marine Products believes, based upon current circumstances, will not materially differ from actual selling, general and administrative expenses to be incurred following the spin-off.

     The Pro Forma Combined Financial Data of Marine Products should be read in conjunction with the Combined Financial Statements of Marine Products included elsewhere in this document. The pro forma financial information presented below, as well as that found in the Summary Combined Financial Data, Selected Financial Data and Capitalization sections presented elsewhere in this document, are not necessarily indicative of the financial position or results of operations that Marine Products would have reported if it had operated as an independent company during the periods presented, nor is it necessarily indicative of Marine Products' future performance as an independent company.

                           Marine Products Corporation
                        Pro Forma Combined Balance Sheet

                                   (unaudited)


                                                                           September 30, 2000
                                                            --------------------------------------------------
                                                             Historical         Pro Forma         Pro Forma
                                                                               Adjustments
                                                            --------------    ---------------    -------------
                                                                             (in thousands)
Assets

Current Assets:
     Cash and cash equivalents                              $       2,921     $       12,079(1)  $     15,000
     Accounts receivable, net                                       3,419                 --            3,419
     Inventories                                                   14,196                 --           14,196
     Deferred Income taxes                                          2,642                 --            2,642
     Prepaid expenses and other current assets                        164                 --              164
                                                            --------------    ---------------    -------------
                Total Current Assets                               23,342             12,079           35,421

Property, plant and equipment, net                                  9,794                 --            9,794
Goodwill, net                                                       4,163                 --            4,163
Receivable from RPC, Inc.                                          63,541            (63,541)(2)           --
Other assets                                                          378                 --              378
                                                            --------------    ------------------ -------------
                Total Assets                                    $ 101,218     $      (51,462)    $     49,756
                                                            ==============    ================== =============



                                                                           September 30, 2000
                                                            --------------------------------------------------
                                                             Historical         Pro Forma         Pro Forma
                                                                               Adjustments
                                                            --------------    ---------------    -------------
                                                                             (in thousands)
Liabilities And Stockholder's Equity

Current Liabilities:
     Accounts payable                                       $       2,160     $           --    $       2,160
     Other accrued expenses                                         7,971                 --            7,971
                                                            --------------    ---------------    -------------
                Total Current Liabilities                          10,131                 --           10,131

Deferred Income Taxes                                                 306                 --              306
                                                            --------------    ---------------    -------------
                Total Liabilities                                  10,437                 --           10,437
                                                            --------------    ---------------    -------------

Stockholder's Equity
     RPC, Inc. equity investment                                   90,781            (90,781)(3)           --
     Preferred Stock                                                   --                 --               --
     Common Stock                                                      --              1,413 (3)        1,413
     Paid-in Capital                                                   --             12,079 (1)       37,906
                                                                       --            (63,541)(2)           --
                                                                       --             89,368 (3)           --
                                                            --------------    ---------------    -------------
           Total Stockholder's Equity                              90,781            (51,462)          39,319
                                                            --------------    ---------------    -------------
           Total Liabilities and Stockholder's Equity            $101,218     $      (51,462)     $    49,756
                                                            --------------    ---------------    -------------

(1) To reflect the cash payment to Marine Products by RPC immediately prior to the spin-off as required by the Agreement Regarding Distribution and Plan of Reorganization. As set forth in the Agreement Regarding Distribution and Plan of Reorganization, RPC is required to establish a cash balance at Marine Products of approximately $15 million. See Note 5 to the Combined Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)  To record cancellation of the remaining receivable from RPC.

(3) To reflect the distribution of RPC's 100 percent equity interest in Marine Products to RPC stockholders:

     o    Elimination   of  RPC's   equity   investment   in   Marine   Products
          ($90,781,000).

     o The par value of the common shares issued after giving effect to the spin-off ($1,413,000) based upon the number of shares of RPC common stock outstanding at September 30, 2000 (28,264,255), and reflecting the assumed distribution of 0.5 shares of Marine Products common stock ($0.10 par value) for every one share of RPC common stock ($0.10 par value). The actual number of shares of Marine Products stock distributed will depend on the number of shares of RPC common stock outstanding on the record date.

     o Reclassification of that portion of RPC's equity investment not allocated to the par value of the outstanding Marine Products common stock ($89,368,000).

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based upon and should be read in conjunction with "Selected Financial Data," "Combined Financial Statements," "Pro Forma Combined Financial Data" and the notes thereto. See also "Forward-Looking Statements" above.

     Marine Products, through its wholly-owned subsidiary Chaparral, is a leading manufacturer of recreational fiberglass powerboats in the stern-drive, sportboat, deckboat and cruiser markets. Marine Products' mission is to maximize the boating experience by providing its customers with high quality, innovative powerboats and related products and services.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2000 Compared To Nine Months Ended September 30, 1999

     Net Sales. Marine Products generated net sales of $115,573,000 for the first nine months of 2000 compared to $91,592,000 for the first nine months of 1999, a $23,982,000 or 26 percent increase. Despite recent industry sales weakness, Chaparral has continued to generate sales increases by gaining market share. The net sales increase for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999 resulted primarily from a 43 percent increase in the volume of boats sold coupled with a 1 percent increase in the average sales price. Recent weakness in consumer confidence caused by higher consumer borrowing costs and stock market volatility is putting pressure on industry sales.

     Cost of Goods Sold. Cost of goods sold was $89,422,000 for the nine months ended September 30, 2000 compared to $69,289,000 for the nine months ended September 30, 1999. The increase in cost of goods sold, as a percent of net sales, from 76 percent in 1999 to 77 percent in 2000 is due primarily to lower manufacturing efficiency caused by manufacturing space constraints. During the third quarter of 2000, additional manufacturing space was opened to provide needed capacity to efficiently build a larger number of boats.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13,569,000 for the nine months ended September 30, 2000 compared to $11,393,000 for the nine months ended September 30, 1999, an increase of $2,176,000 or 19 percent. Selling, general and administrative expenses were 12 percent of net sales for the nine months ended September 30, 2000 and 1999. Compensation costs increased $959,000 or 18 percent from $5,331,000 for the nine months ended September 30, 1999 to $6,290,000 for the nine months ended September 30, 2000. The increases in compensation costs result from an increase in commissions expense consistent with the increase in net sales and an increase in officers' bonuses due to the increase in operating income. The remaining increase relates to higher warranty expense consistent with the higher net sales.

     Operating Income. Operating income was $12,582,000 for the nine months ended September 30, 2000, an increase of $1,672,000 or 15 percent compared to $10,910,000 for the nine months ended September 30, 1999. The increase in operating profit results from the improvement in net sales and gross margin offset slightly by the increase in selling, general and administrative expenses.

     Gain on Settlement of Claim. In the first quarter of 2000, Marine Products recorded a pre-tax gain of $6,817,000 relating to settlement of a claim. The gain is a result of Marine Products' receipt of its share of a non-refundable $35 million settlement payment made by Brunswick Corporation, a major engine supplier, to the members of the American Boatbuilders Association, a buying group which includes Chaparral.

     Interest Income. Interest income was $196,000 for the nine months ended September 30, 2000 compared to $167,000 for the nine months ended September 30, 1999. Marine Products generates interest income from investment of its available cash primarily in overnight securities.

     Net Income. Net income was $12,149,000 for the nine months ended September 30, 2000 compared to $6,868,000 for the nine months ended September 30, 1999. The improvement in net income was due to the increase in operating profit and the impact of the after-tax gain on settlement of claim totaling $4,227,000 recognized in the first quarter of 2000. The income tax rate of 38 percent was the same in both periods.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Sales. Marine Products generated net sales of $122,878,000 in 1999 compared to $103,497,000 in 1998, a $19,381,000 or 19 percent increase. The total number of boats sold by Marine Products in 1999 increased 8 percent compared to 1998 while the average sales price also increased 8 percent. The average sales price increase resulted from selling a larger number of higher priced Cruisers and Sunestas in 1999 compared to 1998. Lastly, there were price increases in July 1999 and December 1999 that averaged approximately 2 percent each, as a result of higher materials costs, product upgrades and other product changes. In addition, net sales in 1999 increased compared to 1998 as a result of increased sales of parts and accessories and the favorable response to the dealer incentive programs designed to encourage sales during the off season periods. The increase in net sales during 1999 was similar to the overall industry growth.

     Cost of Goods Sold. Cost of goods sold was $93,247,000 in 1999 compared to $77,776,000 in 1998. Cost of goods sold in 1999 increased $15,471,000 or 20 percent compared to 1998, which is comparable to the increase in net sales. As a percent of net sales, cost of goods sold was 76 percent in 1999 compared to 75 percent in 1998. The one percent increase in cost of goods sold as percentage of net sales in 1999 compared to 1998 can be attributed to the introduction of several new boat models with enhanced features, which were more expensive to manufacture.

     Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $15,147,000 in 1999 compared to $13,578,000 in 1998, a $1,569,000 or 12 percent increase. Compensation costs increased $963,000 or 15 percent from $6,325,000 in 1998 to $7,288,000 in 1999. Compensation costs include payroll, sales commissions, and officers' bonuses. The increases in compensation costs result from an increase in commissions expense consistent with the increase in net sales and an increase in officers' bonuses due to the increase in operating income. In addition, research and development expenses increased $481,000 or 47 percent from $1,018,000 to $1,500,000 due to the introduction of several new boat models with enhanced features. As a percent of net sales, selling, general and administrative expenses was 12 percent in 1999 compared to 13 percent in 1998.

     Operating Income. Operating income was $14,484,000 in 1999, an increase of $2,341,000 or 19 percent compared to $12,143,000 in 1998. The increase in 1999 operating income resulted from increased net sales, particularly offset by a decrease in the gross margin percentage. However, operating income was also favorably impacted by the percent increase in Marine Products' selling, general, and administrative expenses, which was lower than the increase in net sales.

     Interest Income. Interest income was $233,000 in 1999 compared to $240,000 in 1998. Marine Products has generated interest income from investment of its available cash primarily in overnight securities. The amount of cash available for investment has varied depending upon the cash requirements of Marine Products and RPC.

     Net Income. Net income was $9,118,000 for 1999 compared to $7,674,000 for 1998. The increase in net income can be primarily attributed to the improvement in 1999 operating income compared to 1998. The income tax rate of 38 percent was the same in 1999 and 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Sales. Marine Products generated net sales of $103,497,000 in 1998 compared to $95,029,000 in 1997, a $8,468,000 or 9 percent increase. The total number of boats sold by Marine Products in 1998 decreased 1 percent compared to 1997 while the average sales price increased 10 percent. The average sales price increase resulted from increased sales of larger, higher priced boats coupled with a favorable response to the dealer incentive programs.

     Cost of Goods Sold. Cost of goods sold was $77,776,000 in 1998 compared to $72,899,000 in 1997. Cost of goods sold in 1998 increased $4,877,000 or 7 percent compared to 1997. As a percent of net sales, cost of goods sold was 75 percent in 1998 compared to 77 percent in 1997. The two percent decrease in cost of goods sold as a percentage of net sales in 1998 compared to 1997 can be attributed to an emphasis on inventory controls and increased sales of larger boats that generated higher gross margins.

     Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $13,578,000 in 1998 compared to $11,716,000 in 1997, a $1,862,000 or 16 percent increase. Compensation costs increased $820,000 or 15 percent from $5,505,000 in 1997 to $6,325,000 in 1998. Compensation costs include payroll, sales commissions, and officers' bonuses. The increases in compensation costs result from an increase in salesmen commissions expense related to the increase in net sales, the increase in the cost of certain employee benefits, and the increase in officers' bonuses due to the increase in operating income. In addition, research and development expenses increased $291,000 or 40 percent from $727,000 in 1997 to $1,018,000 in 1998 due to the introduction of several new boat models during the year. Advertising and boat show expenses increased $226,000 or 16 percent from $1,441,000 in 1997 to $1,667,000 in 1998 due to higher costs incurred for product recognition programs through print advertising and Marine Products sponsored boat show costs. As a percent of net sales, selling, general, and administration expenses was 13 percent in 1998 compared to 12 percent in 1997.

     Operating Income. Operating income was $12,143,000 in 1998, an increase of $1,729,000 or 17 percent compared to $10,414,000 in 1997. The increase in 1998 operating income resulted from increased net sales coupled with an improvement in the gross margin percentage.

     Interest Income. Interest income was $240,000 in 1998 compared to $214,000 in 1997. Marine Products has generated interest income from investment of its available cash primarily in overnight investments. The amount of cash available for investment has varied depending upon the cash requirements of Marine Products and RPC.

     Net Income. Net income was $7,674,000 for 1998 compared to $6,561,000 for 1997. The increase in net income can be primarily attributed to the improvement in 1998 operating income compared to 1997. The income tax rate of 38 percent was the same in 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $12,214,000 for the nine months ended September 30, 2000 compared to $4,407,000 for the nine months ended September 30, 1999. The increase is primarily due to the increase in net income for the nine months of 2000 which included the $4,227,000 after tax gain on settlement of claim.

     Net cash used for investing activities increased from $1,072,000 at September 30, 1999 to $3,859,000 at September 30, 2000. This increase is due primarily to an increase in capital expenditures relating to the purchase and renovation of an additional manufacturing facility which opened on September 1, 2000. The remaining capital expenditures relate to purchases of various other manufacturing equipment and transport vehicles. Funding for future capital requirements over the next twelve months is expected to be provided by available cash and marketable securities and cash flow from operations.

     Net cash used for financing activities was $8,865,000 at September 30, 2000 compared to $5,123,000 at September 30 1999. The increase is due to the increase in the receivable from RPC. See Footnote 5 to the Combined Financial Statements.

SEASONALITY

     Marine Products' quarterly operating results are affected by weather and the general economic conditions in the U.S. Although quarterly operating results for the second quarter have historically recorded the highest sales volume for the year, our quarterly operating results are generally distributed evenly throughout the year. However, the results for any quarter are not necessarily indicative of results to be expected in any future period.

NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended SFAS No. 133 will be required to be adopted for the Company as of January 1, 2001. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Adoption of SFAS No. 133 is not expected to have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Marine Products does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose Marine Products to significant market risk. Marine Products primary market risk is interest rate risk. Marine Products currently minimizes such risk by investing its available cash in overnight securities. As a result, Marine Products believes it has no material interest rate risk to manage.

                                    BUSINESS

GENERAL

     Marine Products, through its wholly-owned subsidiary Chaparral, designs, manufactures and sells recreational fiberglass powerboats in the sportboat, deckboat and cruiser markets. Available industry statistics measure Chaparral as the third largest sterndrive boatbuilder in the United States.

     Chaparral has a reputation for superior quality evidenced by twenty-one Powerboat Magazine Awards for Product Excellence, including seven coveted "Boat of the Year" awards.

                                POWERBOAT MAGAZINE AWARDS

          Year               Award                  Year             Award
          2000               Boat Of The Year       1989             Best Value
          1999               Boat Of The Year       1988             Best New Model
          1997               Best Performance       1987             Best New Model
          1996               Best Performance       1987             Best Off Shore Value
          1995               Boat Of The Year       1986             Best Value
          1995               Best Value             1985             Best New Model
          1994               Best Styling           1984             Best New Model
          1993               Boat Of The Year       1983             Boat Of The Year
          1992               Best Value             1982             Best Value
          1991               Boat Of The Year       1981             Best Value
          1990               Boat Of The Year

     Chaparral sells its three lines of powerboats to an international network of independent authorized dealers. These lines consist of sportboats, deckboats and cruisers. A variety of new models are introduced each year; however; models are generally in production for several years before being replaced, updated or discontinued. Chaparral's dealer network now includes approximately 150 domestic dealers and 30 international dealers.

     Chaparral was founded in 1965 in Ft. Lauderdale, Florida. Chaparral's first boat was a 15-foot tri-hull design with a retail price of less than $1,000. Over time the company grew by offering exceptional quality and consumer value. In 1976 Chaparral moved to Nashville, Georgia where a manufacturing facility of a former boat manufacturing company was available for purchase. This provided Chaparral an opportunity to obtain additional manufacturing space and access to a trained work force. With 35 years of boatbuilding experience, Chaparral is now regarded as a world-class manufacturer of recreational powerboats that continues to improve the design and manufacturing of its product offerings to meet the growing needs of discriminating recreational boaters. Chaparral has found the right combination of high-quality construction, innovative designs, and exceptional value to make it one of the largest independent boatbuilders in the world.

     Since its founding, Chaparral has been operated by the same management team. Since RPC's purchase of Chaparral in 1986, Chaparral has been able to focus primarily on improving operations and profitability without concerns about the availability of capital. The management team has consistently improved manufacturing efficiency, refined current products and evaluated future product offerings, all of which have led to increasing revenue and profits. For the five years ended December 31, 1999, Marine Products has generated an 11 percent compounded annual growth in net sales.

     Marine Products' basic mission is to enhance its customers' boating experience by providing them with high quality, innovative powerboats. Marine Products intends to remain a leading manufacturer of recreational powerboats for sale to a broad range of consumers worldwide.

INDUSTRY OVERVIEW

     The National Marine Manufacturers Association ("NMMA") estimates that the total U.S. recreational boating industry generated approximately $23 billion in sales in 1999, including retail sales of new and used boats, motors and engines, accessories, and related boating expenditures, such as fuel, insurance, docking, storage, and repairs.

     Most boat purchasers are in the 35 to 54 age group. Although these individuals account for 36 percent of the U.S. population over age 16, they account for over 50 percent of discretionary income and represent the fastest growing segment of the U.S. population. The recreational boat manufacturing market remains highly fragmented with little consolidation having occurred to date. We estimate that the boat manufacturing industry includes more than 400 manufacturers, most of whom are small privately held companies with varying degrees of professional management and manufacturing skills.

     The share of recreational dollars that U.S. consumers spend on boating declined from 3 percent in 1988, the boating industry's peak year, to 2 percent in 1996. We believe this decline in boating can be attributed to several factors, including a recession, the Gulf War, and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. In addition, we believe that the general decline in boating sales is attributable to poor customer service throughout the industry, lack of boater education, and the perception that boating is time consuming and costly, and that boats are difficult to operate.

     Statistical Surveys, Inc. tracks retail boater registration information from 40 states or 92 percent of the total boating market. According to Statistical Surveys, new boat registrations were down in the second quarter of 2000 by 4 percent when compared to the same period in the prior year. Fiberglass sterndrive boat sales were down 6 percent for the first six months of 2000 when compared to the same period in the prior year. Despite these industry sales decreases, Chaparral's revenue has increased and accordingly its market share has grown from 5.53 percent in 1998 to 6.99 percent for the six months ending June 30, 2000.

     The NMMA also conducts various surveys of boating industry trends. According to NMMA published reports, 50 percent to 70 percent of boaters do so to be outdoors, to relax, to relieve stress, to escape from worries, and to socialize with friends. Boating ranked higher than camping, snowskiing, hiking, golf, and tennis with recent buyers. Recent buyers would rather go boating than attend sports events, exercise at home, go to a movie, or work with a home computer. It is estimated that 78 million people in the United States participate in recreational boating. There are currently over 16 million boats owned in the U.S. of which 1.7 million are equipped with sterndrive engines.

     According to Statistical Surveys, sales of boats with sterndrive engines totaled 96,200 units in 1999 with a total retail value of $2.5 billion, or an average retail price per boat of approximately $26,000. During the period July 1, 1999 to June 30, 2000, sales of sterndrive boats in the 18 to 24 foot size range represented 52 percent of the units and 34 percent of the factory value sold. Eight of the twenty-five boat models currently offered by Chaparral fall within this range of sizes. Management believes that the five largest states for boat sales are Michigan, California, Florida, Minnesota, and Texas. Chaparral has dealers in each of these states.

     The following information provides demographics of both boat buyers in general as well as Chaparral boat buyers:

          Industry Boat Buyer Demographics

          Boat buyer:
          Median age                                           48 years
          Median income                                        $71,000
          Married                                              86%
          Children 18 and younger                              37%
          Managerial, Professional, Executive                  14%

          Chaparral Boat Buyer Demographics

          41 to 45 age group                                   17.8%
          45 to 50                                             15.7
          36 to 40                                             15.7
          51 to 55                                             13.0


     Of Chaparral boat buyers responding to surveys, 61 percent are college graduates, and 72 percent have annual incomes of at least $75,000. Chaparral believes it is selling to an educated consumer.

     Sales trends in the recreational boating industry are influenced by several factors, including general economic growth, consumer confidence, household incomes, tax laws, and demographics. Interest rates and fuel prices also have a direct impact on boat sales, as well as trends at the local, regional and national level. Competition from other leisure and recreational activities, such as vacation properties and travel, can also affect sales of recreational boats.

     Management believes Chaparral is well positioned to take advantage of the following conditions, which continue to characterize the industry despite its recent growth:

     o    labor-intensive    manufacturing   processes   that   remain   largely
          unautomated;

     o increasingly strict environmental standards derived from governmental regulations and customer sensitivities;

     o a lack of focus on coordinated customer service and support by dealers and manufacturers; and

     o a high degree of fragmentation and competition among the hundreds of recreational boat manufacturers.

GROWTH STRATEGIES

     Marine Products' operating strategy emphasizes innovative designs and high quality manufacturing processes, allowing it to:

     o Deliver A Superior Quality Product. Chaparral's commitment to building high quality products has resulted in boat designs that we believe yield increased performance, structural integrity and consistency. All Chaparral boats feature the Extended V-Plane running surface that was originally developed for Chaparral's SS series of sportboats. This type of hull provides for better tracking, increased stability, and quicker planing times.

     o Lower Manufacturing Costs Through Increased Efficiencies In Our Facilities. We hope to reduce costs by shortening our product changeover and new product development time frames, and continuously improve the manufacturing processes to reduce unit labor costs and improve quality control, thereby lowering warranty costs.

     o Leverage Our Buying Power Through Economies Of Scale. Chaparral is one of the largest independent boat manufacturers that does not manufacture its own engines. Management believes this, together with its membership in the American Boatbuilders Association, Inc. (ABA), positions Chaparral as a significant third party customer of major engine suppliers. Chaparral is a founding member of the ABA which collectively represents 13 percent of manufacturers of over 14 feet propulsion boats. The ABA is a group of 13 independent boat manufacturers which have formed a buying group to pool their purchasing power in order to gain improved pricing on engines, fiberglass, resin, and many other components. Chaparral intends to continue seeking the most advantageous purchasing arrangements from its suppliers. Chaparral is also a significant consumer of fiberglass materials, and management intends to capitalize on relationships with fiberglass suppliers to assist Marine Products' growth. As Marine Products grows internally through Chaparral and through anticipated acquisitions, increased production volumes should result in additional opportunity to leverage benefits in our purchasing programs.

     Our marketing strategy seeks to increase market share by enabling Marine Products to:

     o Expand Marine Products' International Presence By Continuing To Build Dedicated Sales, Marketing And Distribution Systems. Historically, Chaparral's international sales have not been significant in relation to overall sales, and Marine Products has traditionally relied on independent sales representatives to market our products internationally. Recognizing the opportunity for international growth, management recently appointed an International Sales Manager and began expanding its international dealer relationships. Management believes that Marine Products' dedicated sales force, a stronger international dealer network and its increased commitment to the international market for motorized recreational boats will enable Chaparral to substantially increase its presence in the international market place.

     o Strengthen Marine Products' Dealer Organization Through Expansion Of Its Network And Providing Superior Customer Service And Support.
          Marine Products has a distribution network of approximately 180 dealers located throughout the U.S. and internationally. Our strategy is to increase the number and quality of its dealers. Marine Products seeks to capitalize on this strong dealer network by educating its dealers on the sales and servicing of our products and helping them provide more comprehensive customer service, with the goal of increasing customer satisfaction, customer retention and future sales. Marine Products provides promotional and incentive programs to help its dealers increase product sales. Marine Products intends to continue to strengthen its dealer network and build brand loyalty with both dealers and customers.

     As part of Marine Products' overall strategy, Marine Products will also consider making strategic acquisitions in order to:

     o Complement Existing Product Lines, Expand Marine Products' Geographic Presence In The Marketplace And Strengthen Capabilities. Historically, Marine Products has chosen to pursue internal growth rather than expand its business and product lines through strategic acquisitions. This strategy has been successful to date as evidenced by expansion of models within existing product lines, introduction of new product lines, and growing net sales and operating income. In addition to its continuing focus on internal growth, management believes that strategic acquisitions will provide new avenues for growth by allowing Marine Products to potentially expand into recreational fishing boats, performance boats for watersports enthusiasts and luxury cruisers larger than those currently produced by Chaparral. Marine Products will seek to acquire other high quality well-respected boat manufacturers. In addition to greater exposure to a broader customer base, strategic acquisitions would allow an expanded dealer network, increased leveraging of overlapping suppliers, potentially greater efficiency of marketing efforts and increased manufacturing capacities and technologies.

PRODUCTS

     Marine Products offers a comprehensive range of motorized recreational boats. Marine Products distinguishes itself by offering a wide range of products to the family recreational market and cruiser market.

The following table provides a brief description of each of our brands and its particular market focus:

                                                               Approximate
                               Number of       Overall           Retail
           Brand                Models          Length         Price Range                    Description
---------------------------  -------------  --------------  ------------------ -----------------------------------------
 Signature -- Cruisers             5           24'-35'          $45,000 -      Fiberglass,        accommodation-focused
                                                                $201,000       cruisers.  Marketed to experienced  boat
                                                                               owners through trade  magazines and boat
                                                                               show exhibitions.

 SS -- Sportboats                 15           18'-28'          $16,000 -      Fiberglass   runabouts,   cruisers   and
                                                                 $94,000       performance      boats.      Encompasses
                                                                               affordable,   entry-level  to  mid-range
                                                                               sportboats.   Marketed   as  high  value
                                                                               runabouts for family groups.

 Sunesta -- Deckboats              5           21'-26'          $30,000 -      Fiberglass   deck   boats.   Encompasses
                                                                 $53,000       affordable,   entry-level  to  mid-range
                                                                               deck boats. Marketed as high value family
                                                                               pleasure boats with the handling of a
                                                                               runabout, the style of a sport boat and
                                                                               the roominess of a cruiser.


MANUFACTURING

     All of Chaparral's manufacturing facilities are located in Nashville, Georgia. A total of five different plants are utilized to manufacture the interiors, design new models and to create the fiberglass hulls and decks and to assemble the various end products. Quality control is conducted throughout the manufacturing process. When a boat has been fully assembled and inspected, the boats are loaded onto either company owned trailers or third party marine transport trailers for delivery to the dealers.

     The manufacturing process begins with design of the ultimate product. Plugs are constructed in the research and development area from designs. Plugs are used to create a mold from which prototype boats can be built. Adjustments are made to the plug design until acceptable parameters are met. The final plug is used to create the necessary number of production molds. Molds are used to produce the fiberglass hulls and decks. Fiberglass components are made by applying the outside finish or gelcoat to the mold. Then numerous layers of fiberglass and resin are applied during the lamination process over the gelcoat. After curing, the hulls and deck are removed from the molds and are trimmed and prepared for final assembly, which includes the installation of electrical and plumbing systems, engines, upholstery, accessories and graphics.

COMPETITION

     The recreational boat industry is highly fragmented, resulting in intense competition for customers, quality products and boat show space. There is significant competition both within markets we currently serve and in new markets that we may enter. Chaparral competes with several large national or regional manufacturers that have substantial financial, marketing and other resources. However, we believe that our corporate infrastructure and marketing and sales capabilities, our cost structure and our nationwide presence enable us to compete effectively against these companies. In each of our markets, Marine Products competes on the basis of responsiveness to customer needs and the quality and range of products and services offered. Additionally, Marine
Products faces general competition from all other recreational businesses seeking to attract consumers' leisure time and discretionary spending dollars.

     According to Statistical Surveys, the following is a list of the top ten (largest to smallest) sterndrive boat manufacturers in the United States based on unit sales for the six months ended June 30, 2000. Several of these manufacturers are part of larger integrated boat building companies and are marked with asterisks. Management believes the companies set forth below represent approximately 65 percent of all U.S. retail sterndrive boat registrations.

1.       Bayliner*
2.       Sea Ray*
3.       Chaparral

4.       Four Winns**
5.       Crownline
6.       Maxum*
7.       Glastron***
8.       Rinker
9.       Stingray
10.      Regal

-------------------------------
*      a subsidiary of Brunswick Corporation
**     a subsidiary of Outboard Marine Corporation
***    a subsidiary of Genmar Industries


SUPPLIERS

     Marine Products does not manufacture the engines installed in its boats. Engines are generally specified by the dealers at the time of ordering, usually on the basis of anticipated customer preferences or actual customer orders. Chaparral, through the ABA, has entered into engine supply agreements with Mercury Marine and Volvo Penta; these represent the only current suppliers of sterndrive engines. These contracts contain incentives and discount provisions, which may reduce the cost of the engines purchased, if specified purchased volumes are met during specified periods of time.

     In the event of a sudden interruption in the supply of engines from these suppliers, our sales and profitability could be negatively impacted.

SALES AND DISTRIBUTION

     Sales are made through approximately 150 dealers throughout the United States. Marine Products also has approximately 30 international dealers. Most of these dealers are not exclusive to Marine Products and carry the boats of other companies, including some which may be competitive with Marine Products' products. The territories served by any dealer are not exclusive to the dealer. However, Marine Products uses discretion in locating new dealers in an effort to protect the interests of the existing dealers. Eight independent field sales representatives call upon existing dealers and develop new dealer relationships. The field sales force is directed by Chaparral's National Sales Coordinator, who is responsible for developing a full dealer organization for SS sportboats, Signature Cruisers and Deckboats.

     All boats are pre-sold to a dealer before entering the production line. In the past, Marine Products has been able to resell any boat for which the order has been cancelled. To date, cancellations have not had any material effect on Marine Products. Marine Products normally does not manufacture boats for inventory.

     Marine Products continues to seek new dealers in many areas throughout Europe, South America, Asia and the Mideast. In general, Marine Products requires payment in full or an irrevocable letter of credit from a domestic bank before it will ship a boat overseas. Consequently, there is no credit risk associated with its foreign sales nor risk related to foreign currency fluctuation. Marine Products believes that within several years, foreign sales could produce additional sales growth.

     Most of Marine Products' shipments are made pursuant to commercial dealer "floor plan financing" programs in which Marine Products participates on behalf of its dealers. Under these arrangements, a dealer establishes lines of credit with one or more third-party lenders for the purchase of showroom inventory. When a dealer purchases a boat pursuant to a floor plan arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products. Generally, payment is made to Marine Products within 5 business days. When the dealer in turn sells the boat to a retail customer, the dealer repays the lender, thereby restoring its available credit line. Each dealer's floor plan credit facilities are secured by the dealer's inventory, letters of credit, and perhaps, other personal and real property. In connection with the dealer's floor plan arrangements, Marine Products (together with substantially all other major manufacturers) has agreed to repurchase any of its boats which a lender repossesses from a dealer and returns to Marine Products. In the event that a dealer defaults under a credit line, the lender may then invoke the manufacturers' repurchase agreements with respect to that dealer. In that event, all repurchase agreements of all manufacturers supplying a defaulting dealer are generally invoked regardless of the boat or boats with respect to which the dealer has defaulted. Marine Products participates in floor plan arrangements with several major third-party lenders on behalf of its dealers, most of whom have financing arrangements with more than one lender. Except as described above, or where it has a direct repurchase agreement with a dealer, Marine Products is under no material obligation to repurchase boats from its dealers. The marketing of boats to retail customers is primarily the responsibility of the dealer, whose efforts are supplemented by Marine Products through advertising in boating magazines and participation in regional, national, and international boat shows.

     Marine Products' dealer incentive programs are designed to promote early replenishment of the stock in dealer inventories depleted throughout the prime spring and summer selling seasons and level out Marine Products manufacturing between the peak and offpeak periods. For the 2000 model year (which commenced July 1, 1999), dealers had an option whereby Marine Products made arrangements to pay all interest charged to dealers by certain floor plan lenders until March 1, 2000. This and other incentives to the dealers have resulted in relatively level month to month production and sales. After the free interest program ends, interest costs revert to the dealer at the rates set by the lender. The dealers will make curtailment payments (principal payments) on the boats as required by their particular commercial lenders. Similar sales promotion programs were in effect during fiscal 1999, 1998, 1997 and 1996.

     The sales order backlog grew to approximately 2,400 boats during the August-October 2000 dealer allocation period, at an estimated sales value of $59,520,000. Chaparral's sales orders represent an indication of interest by its dealers and are cancelable at any time. Historically, dealers have in most cases taken delivery of all their orders. Backlog is generally shipped within 20 weeks based on current production levels.

PRODUCT WARRANTY

     Marine Products provides a five year transferable hull and deck structural warranty against defects in material and workmanship. A one year warranty on components is provided as well. The engine manufacturer warrants engines included in the boats. Warranty costs of $1,475,000 or 1 percent of sales were recorded in fiscal 1999. A reserve for warranty expenses estimated to be incurred in future years had been recorded and amounted to $2,073,000 as of September 30, 2000. In 1998, warranty costs were $1,449,000 or 1 percent of sales. Marine Products' warranty costs as a percentage of sales are considered low relative to the marine industry, reflecting Marine Products' superior construction of its boats.

RESEARCH AND DEVELOPMENT / FIBERGLASS MANUFACTURING TECHNOLOGY

     Essentially the same technologies and processes are used to produce fiberglass boats by all boat manufacturers. The most common method is open-face molding. This is usually a labor-intensive, manual process whereby employees hand spray and apply fiberglass and resin in layers on open molds to create boat hulls, decks, stringers and other smaller fiberglass components. This process can result in inconsistencies in the size and weight of parts, which may lead to higher warranty costs. Open-face molding is typically capable of producing approximately 3 hulls per week.

     Chaparral has been a leading innovator in the recreational boating industry. One of the Company's most innovative designs is the full-length Extended V-Plane running surface. Typically, sterndrive boats have a several foot gap on the bottom rear of the hull where the engine enters the water. With Chaparral's design, the running surface extends the full length to the rear of the boat. The benefit of this innovation is more space, better performance and a more comfortable ride.

ENVIRONMENTAL AND REGULATORY MATTERS

     Certain materials used in boat manufacturing, including the resins used to make the decks and hulls, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the Environmental Protection Agency and state pollution control agencies which require reports and inspect facilities to monitor compliance with their regulations. The Occupational Safety and Health Administration standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Marine Products' manufacturing facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. Marine Products believes that its facilities comply with substantially all regulations. Marine Products' cost of compliance with environmental regulations has not been material.

     Recreational powerboats must be certified by the manufacturer to meet U.S. Coast Guard specifications. In addition, their safety is subject to federal regulation under the Boat Safety Act of 1971, pursuant to which boat manufacturers may be required to recall products for replacement of parts or components that have demonstrated defects which affect safety. In addition, boats manufactured for sale in the European Community must meet CE Certification standards.

PROPERTIES

     Marine Products' principal executive office is located in Atlanta, Georgia. This office is currently shared with RPC and is leased from a third party. The monthly rent paid to the third party is allocated proportionately between Marine Products and RPC. See "Certain Relationships and Related Transactions." Chaparral owns and maintains approximately 670,000 square feet of manufacturing, research and development, warehouse, and sales office and operations in Nashville, Georgia.

EMPLOYEES

     After the spin-off is complete, Marine Products will have approximately 740 employees, of which five (5) are management and 27 are administrative. None of Marine Products' employees are party to a collective bargaining agreement. All of Marine Products' workforce are currently employed in the U.S., and Marine Products believes that its relations with its employees are good.

PROPRIETARY MATTERS

     Marine Products owns a number of trademarks and trade names that Marine Products believes are important to its business. Except for the Chaparral trademark, however, Marine Products is not dependent upon any single trademark or trade name or group of trademarks or trade names. The Chaparral trademark is currently registered in the U.S.. The current duration for such registration ranges from seven to 15 years in the U.S., but each registration may be renewed an unlimited number of times. Other trademarks and trade names used in Marine Products' business are registered and maintained in the U.S.

LEGAL PROCEEDINGS

     Marine Products is involved in litigation from time to time in the ordinary course of its business. Marine Products does not believe that the outcomes of such litigation will have a material adverse effect on the financial position or results of operations of Marine Products.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Immediately   following  the  spin-off,   Marine  Products'  directors  and
executive officers will be:

Name                                         Age                      Position

R. Randall Rollins (1)(4)....................69        Chairman of the Board of Directors
Richard A. Hubbell (1)(4)....................56        President, Chief Executive Officer and Director
James A. Lane, Jr. (1) ......................58        Executive Vice President and Director
Linda H. Graham..............................64        Vice President, Secretary and Director
Ben M. Palmer................................40        Vice  President,  Chief Financial  Officer,  Treasurer and
                                                       Assistant Secretary
Wilton Looney (1)(2)(3)......................81        Director
Henry B. Tippie (1)(2)(3)....................73        Director
James B. Williams (1)(2)(3)..................67        Director
Gary W. Rollins (1)(4).......................56        Director

(1)      Current director of RPC
(2)      Member of Audit Committee
(3)      Member of Compensation Committee
(4)      Member of Executive Committee

     Each director was originally elected as a director of RPC shortly after incorporation of RPC in January 1984, with the exception of James A. Lane, Jr. and Richard A. Hubbell, who were elected as directors of RPC on January 27, 1987, and Ms. Graham, who will be elected to serve as a director of both RPC and Marine Products as of the effective date of the spin-off. Ms. Graham has served as Vice President and Secretary of RPC since January 27, 1987. Each of the directors will continue to serve as a director of RPC except Mr. Lane, who will resign as a director of RPC and will serve only as a director of Marine Products following the effective date of the spin-off. Each of the directors has held the positions of responsibility set out above with RPC, but not necessarily his or her present title, for more than five years. In addition to the directorships listed above, the following individuals also serve on the boards of directors of the following companies:

     o Henry B. Tippie: Rollins Truck Leasing Corp., Matlack Systems, Inc., Dover Downs Entertainment, Inc. and Safety Kleen Corp.;

     o    Wilton  Looney:  Honorary  Chairman  of the  Board  of  Genuine  Parts
          Company;

     o James B. Williams: SunTrust Banks, Inc., The Coca-Cola Company, Genuine Parts Company, and Georgia-Pacific Corporation;

     o    Gary W. Rollins: Rollins Truck Leasing Corp.; and

     o R. Randall Rollins: SunTrust Banks, Inc., SunTrust Banks of Georgia, and Dover Downs Entertainment, Inc.

     Additionally, each of the following directors have also served in the following capacity for more than the last five years:

     o Henry B. Tippie: Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. which provides management services;

     o    Wilton Looney: Honorary Chairman of the Board of Genuine Parts Company
          - an automotive parts distributor;

     o James B. Williams: Chairman of the Executive Committee of SunTrust Banks, Inc. - a bank holding company; and

     o Gary W. Rollins: President and Chief Operating Officer of Rollins, Inc. which provides pest and termite control services to both residential and commercial customers.

     All of the directors shown in the above table, with the exception of Messrs. Hubbell and Lane and Ms. Graham, are also directors of Rollins, Inc. Messrs. R. Randall Rollins and Gary W. Rollins are brothers.

     Ben M.  Palmer has  served as Chief  Financial  Officer of RPC since  1996.
Prior to joining RPC, Mr. Palmer served as Chief Financial Officer of EQ Services, a mortgage loan servicing and asset management company, from 1992 to 1996, and as a certified public accountant with Arthur Andersen & Co. from 1982 to 1992.

BOARD OF DIRECTORS

     Presently, Mr. Richard A. Hubbell serves as the sole director of Marine Products. However, immediately before the spin-off, the size of the board of directors will be enlarged to eight directors, and pursuant to Marine Products' certificate of incorporation, the board members will be divided into three classes of directors - Class I, Class II and Class III. R. Randall Rollins and James B. Williams will serve as Class I directors and will stand for election at the annual meeting of stockholders to be held in 2001. Henry B. Tippie, Richard
A. Hubbell and Linda H. Graham will serve as Class II directors and will stand for election at the annual meeting of stockholders to be held in 2002. Gary W. Rollins, James A. Lane, Jr. and Wilton Looney will serve as Class III directors and will stand for election at the annual meeting of stockholders to be held in 2003. Following these elections, directors in each class will serve for a term of three years, or until their successors have been elected and qualified, and will be compensated at the discretion of the board of directors. Executive officers are ordinarily elected annually and serve at the discretion of the board of directors.

BOARD COMMITTEES

     Upon completion of the spin-off, Marine Products will establish three committees of the board of directors, an executive committee, a compensation committee and an audit committee.

     Upon completion of the spin-off, the executive committee will consist of Messrs. R. Randall Rollins, Gary W. Rollins and Richard A. Hubbell, and have the authority to take corporate actions as permitted by the Delaware General Corporation Law ("DGCL") without the need to call a meeting of the full board of directors.

     Upon completion of the spin-off, the compensation committee will consist of three of Marine Products' "non-employee directors," as that term is defined in Rule 16b-3(3)(i) under the Exchange Act. The compensation committee will be responsible for determining the compensation payable to Marine Products' executive officers and for administering and making grants under the Marine Products 2000 Plan. Marine Products expects that Messrs. Henry B. Tippie, Wilton Looney and James B. Williams will be non-employee directors and serve on its compensation committee.

     Upon completion of the spin-off, the audit committee will consist of three of Marine Products' "independent directors." The audit committee will be responsible for considering the independence of Marine Products' independent public accountants and for performing various oversight roles in connection with Marine Products' operations as described in the SEC's regulations. Marine Products expects that Messrs. Henry B. Tippie, Wilton Looney and James B. Williams will be independent directors and serve on its audit committee.

DIRECTOR COMPENSATION

     Directors who are salaried employees of Marine Products will receive no additional compensation for services as a director or as a member of a committee of the board of directors. Each non-employee director of Marine Products will receive $1,000 for each meeting of the board of directors or committee meeting attended, plus $10,000 per year.

LIMITED LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Marine Products' bylaws provide that it shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person who is involved in any litigation or other proceeding because of his or her position as a director or officer of Marine Products, against all expense, loss or liability reasonably incurred or suffered in connection with that litigation. Marine Products' bylaws provide that it shall pay expenses of a director or officer incurred in defending any proceeding in advance of its final disposition upon its receipt of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that the director or officer is not entitled to indemnification.

     Section 145 of the DGCL permits a Delaware corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjudicated to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that the defendant is fairly and reasonably entitled to indemnity for these expenses despite an adjudication of liability.

     As provided for in Section 102(b)(7) of the DGCL, Marine Products' certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising:

     o from any breach of the director's duty of loyalty to the corporation or its stockholders;

     o from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the DGCL in connection with the payment of unlawful dividends or unlawful stock purchases or redemptions; or

     o from any transaction from which the director derived an improper personal benefit.

     At present,  there is no pending or  threatened  litigation  or  proceeding
involving  any  of  our  directors  or  officers,   employees  or  agents  where
indemnification will be required or permitted.

EXECUTIVE COMPENSATION

     The following table presents information with respect to those persons who will serve as Marine Products' chief executive officer and four other most highly compensated executive officers following the spin-off. In this document, Marine Products refers to these executive officers as the "Named Officers." Marine Products is presenting executive compensation on a prospective basis. The compensation received by the Named Officers while employees of RPC was based on substantially different executive responsibilities and may not be indicative of the compensation to be received from Marine Products, and therefore we have excluded that information from this table.

                                                                                               Long -Term
                                                   Annual Compensation                        Compensation
                                      -----------------------------------------------    -----------------------
                                                                                         Securities Underlying
                                                                                              Options and
                                                                    Other Annual           Restricted Stock            All Other
Name And Principal Position           Salary (1)     Bonus          Compensation                 Awards               Compensation
--------------------------------      ----------   ---------    -------------------    -----------------------     ---------------
R. Randall Rollins............        $ 150,000        (3)                 (4)                     --                      --
  Chairman   of  the   Board  of
  Directors

Richard A. Hubbell............        $ 150,000        (3)                 (4)                    (5)                      --
  President and Chief Executive
  Officer

James A. Lane, Jr.(2).........        $  67,841        (3)                 (4)                    (5)                      --
  Executive Vice President

Ben M. Palmer.................        $  57,000        (3)                 (4)                    (5)                      --
  Vice President, Chief
  Financial Officer, Treasurer
  and Secretary

Linda H. Graham...............        $  42,000        (3)                 (4)                    (5)                      --
  Vice President and Secretary

_______________________

(1) Represents currently approved salaries for the year 2000. Individuals may be eligible for an annual increase in subsequent years following the spin-off.

(2)  See "Employee Agreements" below.

(3) This Named Officer may be eligible for an annual bonus if Marine Products exceeds its budget objectives or the particular business unit in which the Named Officer works achieves certain performance criteria established by the compensation committee, except for Mr. Lane who is eligible for an annual bonus of 10 percent of pre-tax profit of Chaparral in accordance with his employment agreement, as discussed under the heading "Employment Agreements" below.

(4) Value of perquisites and other personal benefits paid is not expected to exceed the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the executive officer.

(5) On the effective date of the spin-off, each Named Officer will receive replacement grants under the Marine Products 2000 Employee Stock Incentive Plan for one-third of his or her RPC options and restricted stock awards that have not been earned and issued into escrow and that will be surrendered for cancellation in connection with the spin-off. See "Principal Stockholders" below.

EMPLOYMENT AGREEMENTS

     Chaparral has entered into a compensation agreement with James A. Lane, Jr. that was first entered into as part of RPC's acquisition of Chaparral. This agreement provides that Mr. Lane shall serve as Chaparral's President, Chief Executive Officer, Chief Financial Officer and Treasurer until ____________, unless earlier terminated or amended. Under this agreement, Mr. Lane receives a base salary of $67,841 per year paid in approximately equal weekly installments in arrears and an annual incentive cash bonus of ten (10 percent) percent of pre-tax profits, as therein defined, of Chaparral. The pre-tax profits for each fiscal year, or part thereof, during the term of this agreement shall be estimated at the end of each calendar month and an advance payment of the amount of the estimated incentive cash bonus which has been earned during such fiscal year (less previous advances) will be paid to Mr. Lane following such determination and prior to the end of the next following month. The definitive amount of the incentive cash bonus will be determined by certified public accountants in connection with their examination of the financial statements of

Marine Products for each fiscal year during the term of this agreement, which determination shall be final and binding on Mr. Lane and Marine Products. Following such determination Marine Products will pay Mr. Lane any additional incentive cash bonus due him, or Mr. Lane shall reimburse Marine Products for any over-payments, of the incentive cash bonus, as the case may be. This incentive cash payment was approximately 97 percent of the total cash compensation paid to Mr. Lane in 1999, which amount was approximately $2.2 million.

EMPLOYEE BENEFIT PLANS

     2000 Employee Stock Incentive Plan

     On or before the effective date of the spin-off, Marine Products will adopt the Marine Products 2000 Employee Stock Incentive Plan (the "Marine Products 2000 Plan"). Marine Products intends that the Marine Products 2000 Plan will encourage its key employees, through their individual efforts, to improve its overall performance and to promote profitability by providing them an opportunity to participate in the increased value they help create. Options granted under the Marine Products 2000 Plan may be in the form of "incentive stock options" as defined under Section 422 of the IRS Code or options that are not incentive stock options or other awards. The plan will be administered by the compensation committee of the board of directors.

     Marine Products will reserve 1,500,000 shares of its common stock for issuance under the Marine Products 2000 Plan. In general, all options granted under the Marine Products 2000 Plan will lapse ten years from the date of grant, five years in the case of a 10 percent stockholder of Marine Products or one of its subsidiaries. Also, the exercise price of an incentive stock option will be determined by the compensation committee at the time the option is granted and will not be less than 100 percent of the fair market value per share of Marine Products common stock on the date the option is granted (110 percent in the case of a 10 percent stockholder of Marine Products or one of its subsidiaries). The exercise price of an option that is not incentive stock option will not be less than 90 percent of the fair market value per share of Marine Products common stock on the date the option is granted. Replacement options granted for RPC options that terminate as a result of or are surrendered for cancellation in connection with the spin-off may be granted at less than fair market value. The compensation committee may provide in the option agreement that an option may be exercised in whole immediately or is exercisable in increments. The Marine Products 2000 Plan will expire in _________ 2010.

     Following completion of the spin-off, Messrs. R. Rollins, Hubbell, Lane, Palmer and Ms. Graham will surrender to RPC for cancellation one-third of their options and performance restricted stock awards that have not been earned and issued into escrow. These options and awards will be replaced with options and/or awards under the Marine Products 2000 Plan as discussed under the heading "The Spin-off--Effect Of The Spin-off on RPC Outstanding Options And Restricted Stock Awards."

     Also, employees of Marine Products or Chaparral with outstanding time-lapse restricted stock awards and performance restricted stock awards that have been issued and are being held in escrow on behalf of a Marine Products or Chaparral employee as of the close of business on the record date will also automatically terminate; however, prior to such termination, each such employee will be granted replacement awards under RPC's 1994 Plan substantially identical to the original RPC awards except that employment by Marine Products or Chaparral after the spin-off will continue the effectiveness of the replacement grant. See "The Spin-off--Effect Of The Spin-off on RPC Outstanding Options And Restricted Stock Awards."

     In addition, employees of Marine Products or Chaparral with outstanding options and awards that have not been earned and issued into escrow granted under RPC's 1994 Plan will be granted replacement options and/or awards under the Marine Products 2000 Plan, equivalent in value to the RPC options and awards that terminated as a result of the spin-off. See "The Spin-off--Effect Of The Spin-off on RPC Outstanding Options And Restricted Stock Awards."

     401(k) Plan

     RPC's employees (including Chaparral's employees) are currently eligible to participate in RPC's 401(k) plan. On the effective date of the spin-off, Marine Products will adopt the RPC 401(k) Plan and its related trust, making it a multiple employer plan.

     Pension Plan

     RPC's employees (including Chaparral's employees) are currently eligible to participate in RPC's pension plan. On the effective date of the spin-off, Marine Products will adopt the RPC Retirement Income Plan and its related trust, making it a multiple employer plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the directors who are expected to serve on Marine Products' compensation committee has ever been an employee of Marine Products. No executive officer of Marine Products serves on a compensation committee of another company. R. Randall Rollins, an executive officer of Marine Products, serves on the boards of directors of both SunTrust Banks, Inc. and SunTrust Banks of Georgia, a subsidiary of SunTrust Banks, Inc. Mr. Williams is the chairman of the executive committee of SunTrust Banks, Inc. Mr. Rollins is not on the compensation committee of SunTrust Banks, Inc. or SunTrust Banks of Georgia.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information, as of the date of this document, regarding the anticipated beneficial ownership of Marine Products common stock as a result of the spin-off by:

     o each person or entity Marine Products expects to own beneficially more than 5 percent of its common stock;

     o    each of its directors;

     o    each of its Named Officers; and

     o    all directors and executive officers as a group.

     Marine Products has based the share amounts on each person's beneficial ownership of RPC as of the date of this document, unless some other basis for the share amounts is indicated. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power or shares voting and/or investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person or entity. Except as otherwise noted below, the address of each person listed below is the address of Marine Products.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of the date of this document through the exercise of any stock option or other award. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.


                                                                Shares to be
Name of Beneficial Owner                                     Beneficially Owned
                                                            --------------------
                                                               Number    Percent
R. Randall Rollins(1)......................................  7,780,456    55.1
Gary W. Rollins(2).........................................  7,776,001    55.0
Richard A. Hubbell(3)......................................    178,407     1.3
James A. Lane, Jr.(4)......................................     34,065       *
Linda H. Graham(5).........................................     40,845       *
Ben M. Palmer(6)...........................................     19,650       *
Wilton Looney..............................................        600       *
Henry B. Tippie(7).........................................    837,339     5.9
James B. Williams..........................................     20,000       *
FMR Corporation(8).........................................  1,391,400     9.7
All directors and executive officers
    as a group (9 persons)(9) ............................   8,771,277    61.7
 ..................
* Less than one percent.
(1) Includes 214,258 shares of Marine Products held as trustee, guardian, or custodian for his children or as custodian for the children of his brother, Gary W. Rollins. Also includes 692,780 shares of Marine Products in four trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 6,246,914 shares owned by LOR, Inc. Mr. Rollins is an officer, director and stockholder of LOR, Inc. Also includes

     172,800 shares owned by Rollins Holding Company, Inc. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc. Also includes 155,252 shares held by Rollins Investment Fund, a Georgia general partnership, of which Mr. Rollins is a general partner. Also includes 36,715 shares held by RWR Investment partnership, a Georgia limited partnership, of which Mr. Rollins is a general partner. Does not include 10,890 shares of Marine Products held by his wife, in which Mr. Rollins disclaims any beneficial interest.

(2) Includes 184,054 shares of Marine Products held as trustee or custodian for his children or as custodian for the grandchildren of his brother, R. Randall Rollins. Also includes 679,340 shares of Marine Products in four trusts of which he is co-trustee and as to which he shares voting and investment power. Also includes 6,246,914 shares owned by LOR, Inc. Mr. Rollins is an officer, director and stockholder of LOR, Inc. Also includes 172,800 shares owned by Rollins Holding Company, Inc. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc. Also includes 155,252 shares held by Rollins Investment Fund, a Georgia general partnership, of which Mr. Rollins is a general partner. Does not include 50,002 shares of Marine Products held by his wife, in which Mr. Rollins disclaims any beneficial interest.

(3) Includes 67,600 shares subject to options which are presently exercisable or will become exercisable within 60 days after the date of this information statement subject to certain adjustments as set forth under the heading "The Spin-off -- Effect of the Spin-off on RPC Outstanding Options and Restricted Stock Awards." Also includes 71,000 shares of restricted stock awards.

(4)  Includes  20,000 shares of  restricted  stock  awards.

(5) Includes 8,000 shares subject to options which are presently exercisable or will become exercisable within 60 days after the date of this information statement subject to certain adjustments as set forth under the heading "The Spin-off -- Effect of the Spin-off on RPC Outstanding Options and Restricted Stock Awards." Also includes 9,600 shares of restricted stock awards.

(6) Includes 9,600 shares subject to options which are presently exercisable or will become exercisable within 60 days after the date of this information statement subject to certain adjustments as set forth under the heading "The Spin-off -- Effect of the Spin-off on RPC Outstanding Options and Restricted Stock Awards." Also includes 9,000 shares of restricted stock awards.

(7) Includes 712,339 shares in trusts of which Mr. Tippie is a trustee or co-trustee and as to which he shares voting and investment power.

(8) Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2000. The business address of FMR Corporation is: 82 Devonshire Street, Boston, Massachusetts 02109.

(9) Includes 85,200 shares subject to options which are presently exercisable or will become exercisable within 60 days after the date of this information statement subject to certain adjustments as set forth under the heading "The Spin-off -- Effect of the Spin-off on Outstanding RPC Options and Restricted Stock Awards." Also includes 109,600 shares of restricted stock awards.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Marine Products' principal executive office is located in Atlanta, Georgia. This office is currently shared with RPC and is leased from a third party. The monthly rent paid to the third party is allocated proportionately between Marine Products and RPC. Marine Products believes that this lease arrangement is on terms no less favorable to Marine Products than would have been obtained from a non-affiliated third party.

     For a description of the agreements and transactions between RPC and Marine Products, you should review the section of this document under the heading "The Spin-off -- Relationship Between RPC and Marine Products After the Spin-off."

                          DESCRIPTION OF CAPITAL STOCK


INTRODUCTION

     The following summary description of Marine Products' capital stock is qualified by reference to the provisions of its certificate of incorporation and bylaws.

     The authorized capital stock of Marine Products consists of 50 million shares of Marine Products common stock, par value $.10 per share, and 1 million shares of preferred stock, par value $.10 per share. On the distribution date, Marine Products will have approximately ____ million shares of its common stock outstanding, based on RPC's outstanding common stock of ______ shares as of ______________, 2000 and approximately ____ holders of record. No shares of preferred stock will be distributed in the spin-off.

COMMON STOCK

     Subject to the rights of stockholders of Marine Products preferred stock, the stockholders of Marine Products common stock:

o are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

o are entitled to one vote per share on all matters brought before them (voting is noncumulative in the election of directors);

o    have no preemptive or conversion rights;

o are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

o are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

PREFERRED STOCK

     Marine Products' board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance. Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidation and special voting rights. Such rights of the board of directors' to issue preferred stock may be viewed as having an anti-takeover effect.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

     As a public Delaware corporation, Marine Products is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15 percent or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for three years following the time such person became an interested stockholder unless:

o before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

o following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF MARINE PRODUCTS

General

     A number of provisions of the certificate of incorporation and bylaws deal with matters of corporate governance and the rights of stockholders. Certain of these provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which certain stockholders may deem to be in their best interest. These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Marine Products. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the common stock. The board of directors believes that these provisions are appropriate to protect the interests of Marine Products and all of its stockholders.

Meetings of Stockholders

     The certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the chairman of the board of directors, the president or a majority of the whole board, unless otherwise required by law. The bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting or special meeting of stockholders.

Indemnification and Limitation of Liability

     The bylaws provide that directors and officers shall be, and at the discretion of the board of directors, others serving at the request of Marine Products may be, indemnified by Marine Products to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Marine Products and further requires the advancing of expenses incurred in defending claims. The bylaws also provide that the right of directors and officers to indemnification shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. The certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Amendment of the Certificate

     The certificate of incorporation provides that an amendment relating to the limitation of liability of directors, amending the certificate of incorporation, changing persons eligible to call special meetings, changing provisions regarding effecting action by stockholders by written consent, removing the staggered and classified board or amending the bylaws must first be approved by a majority of the members of the board of directors and thereafter approved by the affirmative vote of 66.7 percent of the outstanding shares of capital stock, voting together as single class.

Amendment of Bylaws

     The certificate of incorporation provides that Marine Products' bylaws may be adopted, amended or repealed by the board of directors and any bylaws adopted by the directors may be altered, amended or repealed by the directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the whole board of the directors. Such action by the stockholders requires the affirmative vote of 66.7 percent of the total outstanding shares of capital stock, voting together as a single class.

Transfer Agent

     SunTrust Bank, N.A., will be the distribution agent for the spin-off and will be the transfer agent and registrar for Marine Products common stock following the spin-off.

                       WHERE YOU CAN FIND MORE INFORMATION

     Following the spin-off, Marine Products will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Under the Exchange Act, Marine Products will file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Marine Products SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Marine Products has applied to list its common stock on the AMEX.

     Marine Products has filed with the SEC a registration statement on Form 10 under the Exchange Act covering its common stock. This information statement does not contain all of the information in that registration statement and the related exhibits and schedules. Statements in this information statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the registration statement. The registration statement and the related exhibits filed by Marine Products with the SEC may be inspected at the public reference facilities of the SEC listed above.

     No  person  is  authorized  to  give  any   information   or  to  make  any
representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by Marine Products or RPC. Neither the delivery of this information statement nor consummation of the spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in Marine Products' affairs or those of RPC since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            Page

  Report of Independent Public Accountants...................................F-2
  Combined Balance Sheets....................................................F-3
  Combined Statements of Income..............................................F-4
  Combined Statements of Stockholder's Equity................................F-4
  Combined Statements of Cash Flows..........................................F-5
  Notes to Combined Financial Statements.....................................F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors and Stockholders of RPC, Inc.:

     We have audited the accompanying combined balance sheets of the business conducted through RPC's Powerboat Manufacturing Segment, to be reorganized as Marine Products Corporation (a Delaware corporation), as of December 31, 1999 and 1998, and the related combined statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the business conducted through RPC's Powerboat Manufacturing Segment as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Arthur Andersen LLP
                                            Arthur Andersen LLP

Atlanta, Georgia
September 8, 2000

 COMBINED BALANCE SHEETS
--------------------------------------------------------------------------------
 MARINE PRODUCTS CORPORATION  (in thousands)
--------------------------------------------------------------------------------
                                                                 December 31,
                                                              1999          1998
--------------------------------------------------------------------------------

 ASSETS
 Cash and cash equivalents                                    $ 3,431    $ 3,480
 Accounts receivable, less allowance for
     doubtful accounts of $69 and $77 in 1999 and 1998          1,417      2,186
 Inventories                                                   13,703     10,688
 Deferred income taxes                                          2,642      2,443
 Prepaid expenses and other current assets                        551        273
--------------------------------------------------------------------------------
 Current assets                                                21,744     19,070
 Property, plant and equipment, net                             6,714      5,768
 Goodwill, net of accumulated amortization
     of $9,011 and $8,326 in 1999 and 1998                      4,676      5,361
  Receivable from RPC, Inc.                                    54,676     47,057
 Other assets                                                     358        329
--------------------------------------------------------------------------------
 Total assets                                                 $88,168    $77,585
--------------------------------------------------------------------------------

 LIABILITIES AND STOCKHOLDER'S EQUITY
 Accounts payable                                             $ 2,372    $ 1,720
 Other accrued expenses                                         6,858      6,078
--------------------------------------------------------------------------------
 Current liabilities                                            9,230      7,798
 Deferred income taxes                                            306        273
--------------------------------------------------------------------------------
 Total liabilities                                              9,536      8,071
--------------------------------------------------------------------------------
 Commitments and contingencies
 Stockholder's equity:
     RPC, Inc. equity investment                               78,632     69,514
--------------------------------------------------------------------------------
 Total stockholder's equity                                    78,632     69,514
--------------------------------------------------------------------------------
 Total liabilities and stockholder's equity                   $88,168    $77,585
--------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statements.

 COMBINED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
 MARINE PRODUCTS CORPORATION  (in thousands)
--------------------------------------------------------------------------------
                                                     Year ended December 31,
                                                 1999         1998         1997
--------------------------------------------------------------------------------

 NET SALES                                     $122,878     $103,497     $95,029
 Cost of goods sold                              93,247       77,776      72,899
 Selling, general and administrative
    expenses                                     15,147       13,578      11,716
--------------------------------------------------------------------------------
 Operating income                                14,484       12,143      10,414
 Interest income                                    233          240         214
--------------------------------------------------------------------------------
 Income before income taxes                      14,717       12,383      10,628
 Income tax provision                             5,599        4,709       4,067
--------------------------------------------------------------------------------
 Net income                                     $ 9,118       $7,674      $6,561
--------------------------------------------------------------------------------



COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
--------------------------------------------------------------------------------
MARINE PRODUCTS CORPORATION (in thousands)
--------------------------------------------------------------------------------
                                                                     RPC, Inc.
                                                                      Equity
                                                                    Investment
--------------------------------------------------------------------------------
Balance December 31, 1996                                             $55,279
Net income                                                              6,561
--------------------------------------------------------------------------------
Balance December 31, 1997                                              61,840
Net income                                                              7,674
--------------------------------------------------------------------------------
Balance December 31, 1998                                              69,514
Net income                                                              9,118
--------------------------------------------------------------------------------
Balance December 31, 1999                                             $78,632
================================================================================

The accompanying notes are an integral part of these statements.

 COMBINED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 MARINE PRODUCTS CORPORATION  (in thousands)
--------------------------------------------------------------------------------
                                                        Year ended December 31,
                                                       1999      1998      1997
--------------------------------------------------------------------------------

 OPERATING ACTIVITIES
 Net income                                         $  9,118  $  7,674  $  6,561
 Noncash charges (credits) to earnings:
     Depreciation and amortization                     1,545     1,399     1,296
     Gain on sale of equipment and property            (141)         -       (8)
     Deferred income tax benefit                       (166)     (436)     (270)
 (Increase) decrease in assets:
     Accounts receivable                                 769     (583)     (131)
     Inventories                                     (3,015)     (936)     (375)
     Prepaid expenses and other current assets         (278)       109      (40)
     Other noncurrent assets                            (29)      (31)      (25)
 Increase (decrease) in liabilities:
     Accounts payable                                    652       548     (596)
     Other accrued expenses                              780       638       768
--------------------------------------------------------------------------------
 Net cash provided by operating activities             9,235     8,382     7,180
--------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 Capital expenditures                                (1,810)   (2,192)     (679)
 Proceeds from sale of equipment and property            145         -        12
--------------------------------------------------------------------------------
 Net cash used for investing activities              (1,665)   (2,192)     (667)
--------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Increase in receivable from RPC, Inc.               (7,619)   (5,414)   (7,555)
--------------------------------------------------------------------------------
 Net cash used for financing activities              (7,619)   (5,414)   (7,555)
--------------------------------------------------------------------------------
 Net (decrease) increase in cash and cash
   equivalents                                          (49)       776   (1,042)
 Cash and cash equivalents at beginning of
   year                                                3,480     2,704     3,746
--------------------------------------------------------------------------------
 Cash and cash equivalents at end of year           $  3,431   $ 3,480   $ 2,704
--------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statements.

                           MARINE PRODUCTS CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1: RPC INC.'S PROPOSED SPIN-OFF OF ITS POWERBOAT MANUFACTURING BUSINESS

In January 2000, the Board of Directors of RPC, Inc. announced that it planned to spin off to RPC, Inc. stockholders the business conducted through Chaparral Boats, Inc. ("Chaparral"), RPC, Inc.'s Powerboat Manufacturing Segment (the "spin-off"). RPC, Inc. will accomplish the spin-off by contributing 100% of the issued and outstanding stock of Chaparral to Marine Products Corporation (a Delaware corporation) ("Marine Products"), a newly formed wholly-owned subsidiary of RPC, Inc., and then distributing the common stock of Marine Products to RPC, Inc. stockholders. RPC, Inc. stockholders will receive one-half of one share of Marine Products Common Stock for each share of RPC, Inc. Common Stock owned as of the Record Date. Based on an Internal Revenue Service Private Letter ruling, the spin-off will be tax-free to RPC, Inc. and RPC, Inc. stockholders, except for cash received for any fractional shares. If the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could be taxable to RPC stockholders, to RPC, or to both. Immediately after the spin-off is completed, RPC, Inc. will not own any shares of Marine Products Common Stock, and Marine Products will be an independent public company. The actual number of shares of Marine Products Common Stock to be distributed will depend on the number of shares of RPC, Inc. Common Stock outstanding on the Record Date.

In conjunction with the spin-off, RPC, Inc. and Marine Products have entered into various agreements that address the allocation of assets and liabilities between the two companies and that define the companies' relationship after the separation. These include the Distribution Agreement and Plan of Reorganization, the Transition Support Services Agreement, the Employee Benefits Agreement, and the Tax Sharing and Indemnification Agreement.

The Distribution Agreement and Plan of Reorganization provides for, among other things, the principal corporate transactions required to effect the spin-off including the distribution ratio of Marine Products shares to RPC, Inc. shares, the contribution of cash by RPC, Inc. to Marine Products at the date of the spin-off, and the cancellation of any remaining intercompany balances.

The Transition Support Services Agreement provides for RPC, Inc. to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc. to Marine Products until the agreement is terminated by either party.

The Employee Benefits Agreement provides for, among other things, Marine Products to continue participating subsequent to the spin-off in two RPC, Inc. sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan. It also sets forth the method of handling the stock options and other stock incentive awards issued to RPC, Inc. employees that will be employed by Marine Products subsequent to the spin-off.

The Tax Sharing and Indemnification Agreement provides for, among other things, the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of audit by any taxing authority. The general terms provide for the indemnification for any tax detriment incurred by one party caused by the other party's action.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

     Basis of Combination and Presentation-The combined financial statements include the accounts of Marine Products and substantially all of the assets, liabilities, revenues, and expenses of Chaparral (collectively "Marine Products" or the "Company"). Marine Products, through Chaparral, operates in a single industry segment as a leading manufacturer of recreational powerboats and related products and services to a broad range of consumers worldwide.

The combined financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows directly related to RPC, Inc.'s Powerboat Manufacturing Segment operations.

The combined financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of Marine Products in the future or had it operated as a separate, independent company during the periods presented. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of Marine Products as a result of the spin-off.

During 1999, 1998, and 1997, Marine Products was allocated $1,966,000, $1,777,000 and $1,341,000, respectively, of RPC, Inc. corporate costs. The allocation was based on Marine Products' revenue as a percent of RPC, Inc.'s total revenue and the allocated costs are included in Selling, General, and Administrative expenses in the accompanying combined statements of income. Management believes that such allocation methodology is reasonable. The costs allocated to Marine Products for these services are not necessarily indicative of the costs that would have been incurred if Marine Products had been a separate, independent entity and had otherwise independently managed these functions. Subsequent to the spin-off, Marine Products will reimburse RPC, Inc. for its allocable share of costs incurred for services rendered on behalf of Marine Products. The Company and RPC, Inc. have entered into a Transitions Support Services Agreement that sets forth the basis for these cost allocations.

     Nature of Operations--Marine Products is principally engaged in manufacturing powerboats and providing related products and services. Previously the boat manufacturing segment of RPC, Inc., Marine Products manufactures and distributes fiberglass stern-drive boats through a network of domestic and foreign independent dealers.

Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Reporting-The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." As the Company has only one reportable segment - its power boat manufacturing business - the majority of the disclosures required by SFAS No. 131 do not apply to the Company. In regard to the general disclosures required by SFAS No. 131, the Company's results of operations and its financial condition are not significantly reliant upon any single customer or the Company's foreign operations.

Revenue Recognition-Revenue from product sales is recognized upon delivery to customers.

Cash Equivalents--Highly liquid investments with original maturities of 3 months or less are considered to be cash equivalents.

Inventories--Inventories are stated at the lower of cost (first-in, first-out basis) or market value.

Long-Lived Assets--Long-lived assets and goodwill are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reviews the values assigned to long-lived assets, such as property, plant and equipment and goodwill, to determine if any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

Property, Plant and Equipment--Property, plant, and equipment is carried at cost. Depreciation is provided principally on a straight-line basis over the estimated useful lives of the assets. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals, and betterments are capitalized. Depreciation expense on operating equipment used in production is included in the "cost of goods sold" caption in the accompanying statements of income. All other depreciation is included in the "selling, general and administrative" caption.

Goodwill--Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is presented net of accumulated amortization and is being amortized using the straight-line method over 20 years.

Stock-Based Compensation--SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed in Accounting Principles Board ("APB") Opinion No. 25. Entities electing to use APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in the statement had been applied.

Accrued  Dealer   Discounts-Provision  for  sales  incentives  including  dealer discounts are provided for in the period the related sales are recorded.

Allowance for Boat Repurchases-The Company is obligated under certain circumstances to repurchase boats from finance companies where dealers have financed boats under floor plan finance arrangements. The Company maintains an allowance for estimated losses on boats repurchased.

Warranty Accruals-The Company warrants the entire deck and hull, including its bulkhead and supporting stringer system, against defects in materials and workmanship for a period of five years. The Company accrues for these estimated future warranty costs at the time of the sale.

Insurance Accruals--The Company fully insures its risks related to general liability, product liability, workers' compensation, and vehicle liability, whereas the health insurance plan is self funded up to a maximum annual claim amount for each covered employee and related dependents. The estimated cost of claims under the self-insurance program is accrued as the claims are incurred and may subsequently be revised based on developments relating to such claims.

Research and Development Costs-The Company expenses research and development costs for new products and components as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $1,500,000 in 1999, $1,018,000 in 1998, and $727,000 in 1997.

Income Taxes--Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense was calculated as if Marine Products filed separate income tax returns. As Marine Products manages its tax position, the effective tax rate for Marine Products could vary from its historical effective tax rates presented herein.

New Accounting Standards--SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires entities to recognize all instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. As amended, SFAS No. 133 will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Marine Products does not anticipate the adoption of this statement to have a material impact on its financial position or results of operations.

NOTE 3: INVENTORIES

Inventories consist of the following:

                                                            December 31,
                                                     1999                1998
--------------------------------------------------------------------------------
                                                            (in thousands)
 Raw Materials                                    $     7,584        $     5,958
 Work in process                                          417                419
 Finished goods                                         5,702              4,311
--------------------------------------------------------------------------------
 Total inventories                                $    13,703        $    10,688
================================================================================



NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                              Estimated          December 31,
                                            Useful Lives      1999          1998
--------------------------------------------------------------------------------
                                                                (in thousands)
 Operating equipment                             5-10        $ 3,842     $ 3,329
 Buildings                                         20          5,109       5,040
 Furniture and fixtures                           5-7            363         306
 Vehicles                                           5          2,655       2,448
 Land                                             N/A            278         278
 Construction in progress                         N/A            603           -
--------------------------------------------------------------------------------
 Gross property, plant and equipment                          12,850      11,401
 Less: accumulated depreciation                                6,136       5,633
--------------------------------------------------------------------------------
 Net property, plant and equipment                           $ 6,714     $ 5,768
================================================================================

Depreciation  expense was  $860,000 in 1999,  $715,000 in 1998,  and $611,000 in
1997.

NOTE 5: RECEIVABLE FROM RPC, INC.

At December 31, 1999 and 1998, the combined balance sheets reflect a Receivable from RPC, Inc. This represents the amount of cash transferred from the Company to RPC, Inc. since RPC, Inc.'s acquisition of Chaparral in 1986. At the spin-off, RPC, Inc. will establish a cash balance at Marine Products of approximately $15 million. The remaining Receivable from RPC, Inc. after the $15 million cash balance is established will be cancelled and RPC, Inc.'s equity investment will be reduced by an equal amount.

NOTE 6: OTHER ACCRUED EXPENSES

Other accrued expenses at December 31, 1999 and 1998 consisted of the following:

                                                              December 31,
                                                          1999          1998
--------------------------------------------------------------------------------
                                                            (in thousands)
 Accrued payroll and related expenses               $      967        $      874
 Accrued dealer discounts                                2,285             1,944
 Accrued insurance expenses                                597               565
 Accrued warranty expenses                               2,214             1,981
 Allowance for repurchases                                 500               500
 Other                                                     295               214
--------------------------------------------------------------------------------
 Other accrued expenses                            $     6,858       $     6,078
================================================================================


NOTE 7: INCOME TAXES

The following table lists the components of the provision for income taxes:

                                                  Year ended December 31,
                                               1999         1998        1997
--------------------------------------------------------------------------------
                                                       (in thousands)
Current:
    Federal                                   $5,304      $ 4,753      $4,005
    State                                        461          392         332
Deferred                                       (166)        (436)       (270)
--------------------------------------------------------------------------------
Total income tax provision                    $5,599      $ 4,709      $4,067
================================================================================

A reconciliation between the federal statutory rate and Marine Products' effective tax rate is as follows:

                                                   Year ended December 31,
                                                1999        1998        1997
--------------------------------------------------------------------------------
Federal statutory rate                         35.0%       35.0%       35.0%
State income taxes                               2.0         2.1         2.0
Goodwill amortization                            3.0         3.6         4.2
Benefit of foreign
  sales corporation                            (1.2)       (1.5)       (1.8)
Other                                          (0.5)       (1.2)       (1.1)
--------------------------------------------------------------------------------
Effective tax rate                             38.3%       38.0%       38.3%
================================================================================

The components of the net deferred tax assets (liabilities) are as follows:

                                                                  December 31,
                                                                1999        1998
--------------------------------------------------------------------------------
                                                                 (in thousands)
Current deferred tax assets:
    State, local & other taxes                                  $269        $346
    Accrued warranty expenses                                  1,139       1,051
    Accrued dealer discounts                                     235         191
    Allowance for repurchases                                    190         190
    All others                                                   809         665
--------------------------------------------------------------------------------
Net current deferred tax assets                               $2,642      $2,443
================================================================================

Non-current deferred tax assets (liabilities):
    Self-insurance reserves                                     $172        $210
    Depreciation                                               (478)       (483)
--------------------------------------------------------------------------------
Net non-current deferred tax liabilities                     $ (306)     $ (273)
================================================================================

RPC, Inc. has paid substantially all income taxes historically on behalf of Marine Products.

The Company and RPC, Inc. have entered into a tax-sharing and indemnification agreement whereby any subsequent income tax adjustments resulting in a change in income tax assets or liabilities of either RPC, Inc. or Marine Products prior to spin-off will be settled through an exchange of cash.


NOTE 8: COMMITMENTS AND CONTINGENCIES

Lawsuits-The Company is a defendant in a number of lawsuits, which allege that plaintiffs have been damaged as a result of the use of the Company's products. The Company is vigorously contesting these actions. Management is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position or results of operations or liquidity of Marine Products.

Dealer Floor Plan Financing-To assist dealers in obtaining financing for the purchase of its boats, the Company has entered into agreements with various dealers and financing institutions to guarantee varying amounts of the dealers' purchase debt obligations. The Company's obligation under its guarantee becomes effective in the case of default in payments by the dealer. The agreements provide for the return of all repossessed boats to the Company in new condition, in exchange for the Company's assumption of the unpaid debt obligation on those boats. As of December 31, 1999, guarantees outstanding totaled $1,308,000.

Employment Agreements-The Company has an agreement with two employees which provides for a monthly payment to each of the employees equal to 10% of profits (defined as pretax income before goodwill amortization and certain allocated corporate expenses). During the years ended December 31, 1999, 1998, and 1997 the expense associated with this profit-sharing plan totaled $4,342,000, $3,711,000, and $3,163,000, respectively, and is classified in selling, general and administrative expenses.


NOTE 9: EMPLOYEE BENEFIT PLANS

Retirement Plan--Marine Products participates in a tax-qualified defined benefit, noncontributory, trusteed retirement income plan sponsored by RPC, Inc. that covers substantially all employees with at least one year of service. Benefits are based on an employee's years of service and compensation near retirement. RPC has the right to terminate or modify the plan at any time. The Company's funding policy is to contribute to the retirement income plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. No contributions to the retirement plan were made in 1999, 1998, and 1997.

401(k) Plan--Marine Products participates in a defined contribution 401(k) plan sponsored by RPC, Inc. that is available to substantially all full-time employees with more than six months of service. This plan allows employees to make tax-deferred contributions of up to 15 percent of their annual compensation, not exceeding the permissible deduction imposed by the Internal Revenue Code. The Company matches 40 percent of each employee's contributions up to 3 percent of the employee's compensation. Employees vest in the Company contributions after five years of service. The charges to expense for Marine Products' contributions to the 401(k) plan were $74,000 in 1999, $74,000 in 1998, and $55,000 in 1997.

Employee Stock Incentive Plan--Historically, certain RPC, Inc. employees, including employees of Marine Products, have participated in the RPC, Inc. Employee Stock Incentive Plan. In conjunction with the spin-off, Marine Products has adopted a ten year Employee Stock Incentive Plan under which 1,500,000 shares of common stock have been reserved for issuance to Marine Products employees. This plan provides for the issuance of various forms of stock incentives, including, among others, incentive stock options and restricted stock. Following the spin-off, outstanding stock option grants under the RPC, Inc. Employee Stock Incentive Plan held by Marine Products employees will be replaced with Marine Products stock option grants. The Marine Products grants will have the same relative ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and the same vesting provisions, option periods and other applicable terms and conditions as the RPC, Inc. stock option grants being replaced. At December 31, 1999 there were 246,664 RPC stock options held by Marine Products employees subject to replacement with Marine Products stock option grants. Marine Products cannot determine the number of shares of its common stock that will be subject to substitute grant until after the spin-off.

Marine Products adopted the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation," but continues to measure stock-based compensation cost in accordance with APB Opinion No. 25 and its related interpretations. If Marine Products had measured compensation cost for the RPC, Inc. stock options granted to its employees under the fair value based method prescribed by SFAS 123, the Marine Products reported net income and pro forma net income would have been as follows:

                                                1999           1998         1997
                                              --------        -------     ------
Net income
  as reported                                  $9,118         $7,674      $6,561
Pro forma                                       9,022          7,599       6,528

The fair value of RPC, Inc. stock options granted to Marine Products employees used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 based on the following weighted average assumptions used by RPC, Inc:

                                                1999           1998         1997
                                              --------       -------      ------
Risk free interest rate                         4.6%           5.4%         6.2%
Expected life                                7 years        7 years      7 years
Expected volatility                           34-37%         31-34%       26-31%
Expected dividend yield                           1%             2%           0%

The weighted-average fair value of RPC, Inc. stock options granted to Marine Products employees during 1999 was $159,000, during 1998 was $361,000 and during 1997 was $247,000. The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net income because (1) future grants of employee stock options by Marine Products management may not be comparable to awards made to employees while Marine Products was a part of RPC, Inc. and (2) the assumptions used to compute the fair value of any stock option awards will be specific to Marine Products and therefore may not be comparable to the RPC, Inc. assumptions used.

NOTE 10: UNAUDITED QUARTERLY DATA

----------------------------------------------------------------
    Quarter           First      Second       Third      Fourth
----------------------------------------------------------------
                          (in thousands except per share data)
1999
Net sales          $ 31,233    $ 35,135    $ 25,244     $31,266
Net income            2,382       2,866       1,614       2,256


1998
Net sales          $ 26,487    $ 29,056    $ 22,420    $ 25,534
Net income            2,043       2,245       1,566       1,820


NOTE 11: SUBSEQUENT EVENT

In the first quarter of 2000, RPC recorded an after-tax gain of $4,227,000. The gain is a result of Chaparral Boats' receipt, in the first quarter of 2000, of its share of a non-refundable $35 million settlement payment made by Brunswick Corporation (Brunswick), a major engine supplier, to the members of the American Boatbuilders Association (ABA), a buying group which includes Chaparral Boats. Under the terms of this agreement between the ABA and Brunswick, additional payments were to be made to the ABA depending on the final judgment or settlement of a lawsuit brought by Independent Boatbuilders Association (IBBI), another buying group supplied engines by Brunswick. In March 2000, the U.S. Court of Appeals for the Eighth Circuit ordered the trial court to enter a judgment for Brunswick, thereby reversing the initial decision in favor of IBBI. It is unlikely that any additional payments will be received by the Company in connection with this settlement.

COMBINED BALANCE SHEETS
--------------------------------------------------------------------------------
 MARINE PRODUCTS CORPORATION  (in thousands)            Unaudited
--------------------------------------------------------------------------------
                                                        September       December
                                                           30,             31,
                                                          2000            1999
--------------------------------------------------------------------------------

 ASSETS
 Cash and cash equivalents                               $   2,921       $ 3,431
 Accounts receivable, less allowance for
     doubtful accounts of $69 in 2000 and 1999               3,419         1,417
 Inventories                                                14,196        13,703
 Deferred income taxes                                       2,642         2,642
 Prepaid expenses and other current assets                     164           551
--------------------------------------------------------------------------------
 Current assets                                          $  23,342       $21,744
 Property, plant and equipment, net                          9,794         6,714
 Goodwill, net of accumulated amortization
     of $9,354 in 2000 and $9,011 in 1999                    4,163         4,676
 Receivable from RPC, Inc.                                  63,541        54,676
 Other assets                                                  378           358
--------------------------------------------------------------------------------
 Total assets                                            $ 101,218       $88,168
--------------------------------------------------------------------------------

 LIABILITIES AND STOCKHOLDER'S EQUITY
 Accounts payable                                        $   2,160       $ 2,372
 Other accrued expenses                                      7,971         6,858
--------------------------------------------------------------------------------
 Current liabilities                                        10,131         9,230
 Deferred income taxes                                         306           306
--------------------------------------------------------------------------------
 Total liabilities                                          10,437         9,536
--------------------------------------------------------------------------------
 Commitments and contingencies
 Stockholder's equity:
     RPC, Inc. equity investment                            90,781        78,632
--------------------------------------------------------------------------------
 Total stockholder's equity                                 90,781        78,632
--------------------------------------------------------------------------------
 Total liabilities and stockholder's equity               $101,218      $ 88,168
--------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
 MARINE PRODUCTS CORPORATION  (in thousands)
--------------------------------------------------------------------------------
 (UNAUDITED)
 Nine months ended September 30,                           2000             1999
--------------------------------------------------------------------------------

 NET SALES                                               $115,573       $ 91,592
 Cost of goods sold                                        89,422         69,289
 Selling, general, and administrative expenses             13,569         11,393
--------------------------------------------------------------------------------
 Operating income                                          12,582         10,910
 Gain on settlement of claim                                6,817              -
 Interest income                                              196            167
--------------------------------------------------------------------------------
 Income before income taxes                                19,595         11,077
 Income tax provision                                       7,446          4,209
--------------------------------------------------------------------------------
 Net income                                              $ 12,149         $6,868
--------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
MARINE PRODUCTS CORPORATION (in thousands)
--------------------------------------------------------------------------------

Nine months ended September 30,                               2000         1999
--------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net Income                                                  $ 12,149     $ 6,868

Noncash charges (credits) to earnings:
   Depreciation and amortization                               1,292       1,144
   Gain on sale of equipment and property                          -       (141)
(Increase) decrease in assets:
   Accounts receivable                                       (2,002)     (1,205)
   Inventories                                                 (493)     (3,593)
   Prepaid expenses and other current assets                     387          74
   Other noncurrent assets                                      (20)        (12)
Increase (decrease) in liabilities:
   Accounts payable                                            (212)         777
   Other accrued expenses                                      1,113         495
--------------------------------------------------------------------------------
Net cash provided by operating activities                     12,214       4,407
--------------------------------------------------------------------------------

INVESTING ACTIVITIES

Capital expenditures                                         (3,859)     (1,223)
Proceeds from sale of equipment and property                       -         151
--------------------------------------------------------------------------------
Net cash used for investing activities                       (3,859)     (1,072)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES

Increase in receivable from RPC, Inc.                        (8,865)     (5,123)
--------------------------------------------------------------------------------
Net cash used for provided by financing activities           (8,865)     (5,123)
--------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                      (510)     (1,788)
Cash and cash equivalents at beginning of period               3,431       3,480
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period                    $2,921     $ 1,692
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements

0

                           MARINE PRODUCTS CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


NOTE 1.  GENERAL

The combined financial statements included herein have been prepared by the Company, without audit, but prepared in accordance with accounting principles generally accepted in the United States.

In the opinion of management, the combined financial statements included herein contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2000, the results of operations and the cash flows for the nine months ended September 30, 2000 and 1999.

The results of operations for the nine months ended September 30, 2000, are not necessarily indicative of the results to be expected for the full year.

NOTE 2. NEW ACCOUNTING STANDARDS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires entities to recognize all instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. As amended, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Marine Products does not anticipate the adoption of this standard to have a material impact on its financial position or results of operations.


NOTE 3. OTHER ACCRUED EXPENSES

Other accrued expenses are detailed as follows:

                                              September 30,         December 31,
                                                  2000                  1999
--------------------------------------------------------------------------------
Accrued payroll and related expenses        $        1,350           $       967
Accrued dealer discounts                             2,090                 2,285
Accrued insurance expenses                           1,026                   597
Accrued warranty expenses                            2,623                 2,214
Allowance for repurchases                              500                   500
Other accrued expenses                                 382                   295
--------------------------------------------------------------------------------
Total other accrued expenses                $        7,971           $     6,858


NOTE 4. SPIN-OFF TRANSACTION

In January 2000, the Board of Directors of RPC, Inc. announced that it planned to spin-off of its 100% ownership in Chaparral to stockholders. Also, a favorable tax ruling from the Internal Revenue Service was received in May 2000. The private letter ruling provides that the proposed spin-off to its stockholders of the stock of its powerboat manufacturing company will be tax-free to RPC and its stockholders. If the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could be taxable to RPC stockholders, to RPC, or to both. The spin-off is intended to improve management focus, facilitate additional acquisitions, and set the stage for enhanced future growth opportunities for both of the separate companies.

NOTE 5. GAIN ON SETTLEMENT OF CLAIM

During the first quarter ended March 31, 2000, Marine Products recorded a pre-tax gain of $6,817,000 related to settlement of a claim. The gain is a result of Chaparral's receipt of its share of a non-refundable $35 million settlement payment made by Brunswick Corporation (Brunswick), a major engine supplier, to the members of the American Boatbuilders Association (ABA), a buying group which includes Chaparral.